     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 2, 2001

                                                    REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                              QUOKKA SPORTS, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

             DELAWARE                                       7999                                      94-3250045
 (STATE OR OTHER JURISDICTION OF                (PRIMARY STANDARD INDUSTRIAL                       (I.R.S. EMPLOYER
  INCORPORATION OR ORGANIZATION)                CLASSIFICATION CODE NUMBER)                      IDENTIFICATION NO.)

                  525 BRANNAN STREET, SAN FRANCISCO, CA 94107
                                 (415) 908-3800
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                ALVARO SARALEGUI
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                              QUOKKA SPORTS, INC.
                  525 BRANNAN STREET, SAN FRANCISCO, CA 94107
                                 (415) 908-3800
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                   COPIES TO:

           KENNETH GUERNSEY                        DANIEL CLIVNER                           ERIC MAKI
             ISOBEL JONES                        RICHARD CAPELOUTO                        RANDI LESNICK
             STEVE DAETZ                     SIMPSON THACHER & BARTLETT             JONES, DAY, REAVIS & POGUE
             JASON THRONE                       3330 HILLVIEW AVENUE                   599 LEXINGTON AVENUE
          COOLEY GODWARD LLP                PALO ALTO, CALIFORNIA 94304              NEW YORK, NEW YORK 10022
    ONE MARITIME PLAZA, 20TH FLOOR                 (650) 251-5000                         (212) 326-3939
   SAN FRANCISCO, CALIFORNIA 94111
            (415) 693-2000

                            ------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: from time to time after the effective date of this registration statement

    If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: [ ]

    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"), other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: [X]

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]
------

    If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]
------

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: [ ]

                        CALCULATION OF REGISTRATION FEE

----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------
                                                                                       PROPOSED MAXIMUM
   TITLE OF CLASS OF SECURITIES          AMOUNT TO BE          PROPOSED MAXIMUM       AGGREGATE OFFERING          AMOUNT OF
         TO BE REGISTERED                 REGISTERED          OFFERING PRICE(1)            PRICE(1)          REGISTRATION FEE(1)
----------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $0.0001
  per share.......................  155,831,259 shares(2)          $0.07815             $12,178,212.89            $2,376.39
----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) of the Securities Act based upon the average of the high and low sales prices of our common stock as reported on the Nasdaq National Market on March 29, 2001. The 34,198,758 shares of Common Stock previously registered by the registrant under Registration Statement No. 333-47952, with a current maximum aggregate offering price of $2,672,632.94 are being carried forward in this registration statement pursuant to Rule 429 under the Securities Act. Accordingly, the total proposed maximum aggregate offering price registered under this registration statement as so consolidated is $12,178,212.89. In connection with the filing of the earlier registration statement, the registrants paid a registration fee with respect to the above-specified securities. In accordance with Rule 429, the amount of registration fee reflected in the table above does not include the registration fee due on the 34,198,758 previously registered by the registrant under Registration Statement No. 333-47952.

(2) Pursuant to Rule 416 of the Securities Act, this registration statement also covers such indeterminable number of additional shares of common stock as may become issuable as a result of stock splits, stock dividends or similar transactions. Pursuant to Rule 429, the amount of shares to be registered in this registration statement includes 34,198,758 shares of Common Stock of the Company registered by the registrant under Registration Statement No. 333-47952.

    PURSUANT TO RULE 429 UNDER THE SECURITIES ACT, THE PROSPECTUS INCLUDED IN THIS REGISTRATION STATEMENT ALSO RELATES TO THE 34,198,758 SHARES OF COMMON STOCK OF THE COMPANY PREVIOUSLY REGISTERED UNDER REGISTRATION STATEMENT ON FORM S-3 NO. 333-47952. ACCORDINGLY, THIS REGISTRATION STATEMENT CONSTITUTES POST-EFFECTIVE AMENDMENT NO. 1 TO SUCH EARLIER REGISTRATION STATEMENT. POST-EFFECTIVE AMENDMENT NO. 1 SHALL HEREAFTER BECOME EFFECTIVE CONCURRENTLY WITH THE EFFECTIVENESS OF THIS REGISTRATION STATEMENT IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933.

    WE HEREBY AMEND THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL WE SHALL FILE A FURTHER AMENDMENT THAT SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SEC, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

        The information in this prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                   SUBJECT TO COMPLETION, DATED APRIL 2, 2001

                           -------------------------

                                   PROSPECTUS
                           -------------------------

                              QUOKKA SPORTS, INC.
                               155,831,259 SHARES

                                  COMMON STOCK

THE SELLING STOCKHOLDERS:   The selling stockholders identified in this
                            prospectus are selling up to 155,831,259 shares of our common stock upon conversion of our amended 7.0% convertible promissory notes and 7.0% series A senior convertible preferred stock and exercise of our warrants issued in a private placement that closed on September 15, 2000 and was restructured on February 22, 2001. We are not selling any shares of our common stock under this prospectus and will not receive any of the proceeds from the sale of shares by the selling stockholders.

OFFERING PRICE:             The selling stockholders may sell the shares of
                            common stock described in this prospectus in a number of different ways and at varying prices. We provide more information about how they may sell their shares in the section titled "Plan of Distribution" on page 25.

TRADING MARKET:             Our common stock is listed on the Nasdaq National
                            Market under the symbol "QKKA". On March 30, 2001, the closing sale price of our common stock, as reported on the Nasdaq National Market, was $0.0625.

RISKS:                      INVESTING IN OUR COMMON STOCK INVOLVES A
                            HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 3.

                           -------------------------

The shares of Quokka common stock offered or sold under this prospectus have not been approved by the SEC or any state securities commission, nor have these organizations determined that this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

                           -------------------------

                  THE DATE OF THIS PROSPECTUS IS APRIL 2, 2001

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Special Note on Forward-Looking
  Statements..........................    i
Prospectus Summary....................    1
Risk Factors..........................    3
Use of Proceeds.......................   20
Selling Stockholders..................   21

                                        PAGE
                                        ----
Plan of Distribution..................   25
Description of Capital Stock..........   26
Where You Can Find More Information...   33
Incorporation by Reference............   33
Legal Matters.........................   34
Experts...............................   34

                           -------------------------

     No dealer, sales person or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the securities offered hereby and only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is accurate as of the date on the cover.
                           -------------------------

                   SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS

     All statements included or incorporated by reference in this prospectus other than statements of historical fact are forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Examples of forward-looking statements include statements regarding: our ability to secure a strategic partner for our interests in our Olympics venture with NBC prior to May 1, 2001; statements related to industry trends and future growth in the markets for digital sports entertainment and live event coverage and digital content publishing technology products and services; our ability to execute on our new business model with respect to our technology products and services business; our ability to develop multiple revenue streams; our ability to reduce our costs of generating revenues under our current business model in a timely manner, or at all; our ability to attract new sponsors and advertisers and to retain existing sponsors and advertisers; our future research and development; the timing of our introduction of new programming, technology products and services; our ability to develop content and technology for emerging digital media platforms; and the time and need for additional financing and future profitability. In some cases, you can identify forward-looking statements by words such as "may," "will," "should," "would," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," or "continue", or the negative of these or other comparable words. These forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties and other important factors that could cause actual results to differ materially from expectations contemplated by forward-looking statements made in this prospectus. The sections captioned "Management's Discussion and Analysis of Financial Condition and Results of Operations", "Business" and "Risk Factors" in our annual report on Form 10-K for the year ended December 31, 2000 and the similarly captioned sections in the documents identified under the caption "Incorporation by Reference" describe or will describe some, but not necessarily all, of the factors that could cause these differences. We urge you to read those sections carefully. Except as may be required by law, we undertake no obligation to publicly update any forward-looking statements for any reason, even if new information becomes available or other events occur in the future.

                               PROSPECTUS SUMMARY

OUR BUSINESS

  Overview

     The following is a summary of our business. This summary highlights selected information from this prospectus and does not contain all the information that may be important to you. You should read this prospectus carefully. You should also carefully read the section entitled "Risk Factors' in this prospectus and the documents identified under the caption "Incorporation by Reference" in this prospectus.

     Quokka Sports is a leading provider of sports entertainment for the digital world.

     We use the power of emerging digital media to bring sports enthusiasts closer to their favorite sports. We leverage our scalable, multi-platform, digital technology to offer live event coverage, news and information, audio and text dispatches from athletes, games, community forums and content created by fans, as well as opportunities for the fan to purchase premium products in order to provide our audience a complete sports experience. The Quokka Sports experience is designed to appeal to a global audience. Our production and technology expertise has extended to the following sports: golf, Major League Baseball, college sports, sailing, motor racing, and action sports such as skiing, climbing, hiking, snowboarding, adventure racing and mountain biking, and the Olympics. The Quokka Sports Network also includes coverage of some of the world's largest sporting events like the biennial Olympic Games, the Men's and Women's NCAA basketball tournaments and the PGA golf tour.

     Since our inception, we have sought to lead our industry with innovations that allow for the delivery of content across a wide variety of digital platforms. We believe that new interactive technologies provide exciting opportunities for making information-intensive programming also entertaining. In addition to our extensive capabilities as a digital sports media company, we have also developed a core proprietary technology infrastructure and business processes that are designed to enable the collection and customization of up-to-the-minute media assets and distribution of such content quickly, efficiently and in real-time across a wide variety of digital platforms.

     Recognizing the two distinct core competencies within Quokka, in February 2001, we reorganized our operations into two separate divisions, "QMedia," our media production division, and "QTech," our live content technology solutions division. We believe that each division is a leading company in its respective market sector.

     We generate revenue from three sets of customers: from business customers through sales of sponsorships and advertising; from media companies through revenue from content syndication; and from consumers through sales of premium content, sports memorabilia, officially-licensed merchandise and other products and services. We currently derive the majority of our revenues from the sale of sponsorship and advertising packages to corporations.

     In August 1996, we adopted our current business model and incorporated in Delaware under the name Quokka Productions, Inc. Shortly thereafter, in September 1996, we changed our name to Quokka Sports, Inc. Prior to August 1996, we operated as an Australian software development and consulting company, Ozware Developments Unit Trust, an Australian unit trust. Our principal executive offices are located at 525 Brannan Street, San Francisco, California, 94107 and our telephone number is (415) 908-3800.

  The Private Placement

     On September 15, 2000, we closed a private placement in which we issued 7.0% convertible subordinated promissory notes in an aggregate face amount of $77.4 million to institutional and other accredited investors and also issued warrants to purchase an aggregate of 2,805,750 shares of common stock to the noteholders. In connection with the private placement, we filed a registration statement on Form S-3 with the SEC on October 13, 2000, registering 34,198,758 shares of common stock. The prospectus contained as part of this previous registration statement was filed with the SEC on October 19, 2000. The number of shares registered under our original registration statement was based on the initial conversion price of the notes of $5.415 and was a good faith estimate as to the number of shares that would be issued upon the conversion of the notes and the exercise of the warrants.

     On February 22, 2001, we completed a restructuring of the 7.0% convertible notes issued in September 2000. As part of the restructuring we repurchased $24.0 million of the notes for $12.0 million in cash. Prior to the completion of the restructuring, noteholders converted notes representing approximately $4.2 million in principal and accrued interest into approximately 21.1 million shares of common stock. After these conversions and the restructuring, the total amount of remaining notes outstanding, which include interest accrued as February 22, 2001 that was added to the principal amount of the notes, was approximately $52.1 million. The terms of the remaining notes have been amended and include, among other changes, the revision of covenants to reflect Quokka's current business circumstances, the removal of subordination provisions and the modification of the conversion provisions to provide the noteholders the right at any time to convert the remaining notes into common stock at a conversion price of $0.75 per share.

     Additionally, as a part of the restructuring, we issued to the noteholders 40,000 shares of 7.0% series A senior convertible preferred stock which has an initial aggregate preference of $40.0 million, bears 7.0% pay-in-kind dividends and is convertible into common stock, beginning in November 2001, at a conversion price of $1.50 per share.

                                  RISK FACTORS

     You should carefully consider the risks described below, as well as the risks identified in our other filings with the SEC, before acquiring our common stock upon conversion of outstanding notes and preferred stock, and exercise of warrants. The risks and uncertainties described below are not the only ones facing our company. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may impair our business operations. If any of the following risks actually occur, our business could be harmed. In such case, the trading price of our common stock could decline and you may lose all or part of your investment.

WE HAVE A HISTORY OF OPERATING LOSSES, EXPECT TO INCUR LOSSES FOR AT LEAST THE NEXT SIX QUARTERS AND MAY BE UNABLE TO ACHIEVE OR SUSTAIN PROFITABILITY OR GENERAL POSITIVE CASH FLOW.

     We expect to incur losses for at least the next six quarters. We may be unable to generate sufficient revenues or control operating expenses to achieve or sustain profitability or generate positive cash flow. We adopted our current media business model in August 1996 and began generating revenues in connection with this model during the first quarter of 1997. We adopted our new live content technology solutions business in February 2001 and we expect to begin generating revenues in connection with that business during the first half of the 2001 fiscal year. As of December 31, 2000, we had an accumulated deficit of $352.5 million. Our net operating losses were $279.5 million for the year ended December 31, 2000, $56.9 million for the year ended December 31, 1999 and $9.5 million for the year ended December 31, 1998. Cash used in operating activities was $71.8 million for the year ended December 31, 2000, $48.3 million for the year ended December 31, 1999 and $10.9 million for the year ended December 31, 1998.

THE LOSS OF ANY STRATEGIC RELATIONSHIPS WITH MEDIA ENTITIES AND SPORTS GOVERNING BODIES COULD NEGATIVELY IMPACT THE BREADTH OF OUR SPORTS PROGRAMMING, OUR ABILITY TO ACQUIRE ADDITIONAL RIGHTS TO COVER SPORTS OR SECURE SPONSORSHIPS AND OUR ABILITY TO SELL TECHNOLOGY PRODUCTS AND SERVICES.

     We depend on agreements with certain established media entities and sports governing bodies, such as NBC Olympics, Inc. and the Salt Lake Organizing Committee for the 2002 Winter Olympics or "SLOC", Major League Baseball Advanced Media and the NCAA through its marketing partner, Host Communications. The loss of any of these strategic relationships could impact the breadth of our sports programming and affect our ability to acquire additional rights or secure sponsorships. Our agreements with these parties enable development of certain Olympic and college sports programming. Additionally, these strategic relationships, among others, provide us with credibility in the marketplace to negotiate sponsorships and acquire rights to cover additional sports. While these strategic relationships are grounded in contractual agreements, these parties can terminate the agreements for various reasons, including contractual breaches and a change in control of our company. For example, NBC Olympics, Inc. can terminate its strategic relationship with us at any time if a competitor of NBC acquires us. We cannot guarantee that our strategic partners will perform their contractual obligations. Even if the contracts run for the full term, we may not be able to renew the agreements on comparable terms, if at all. For example, Quokka and NBC/Quokka Ventures, LLC, our joint venture with NBC Olympics, Inc., recently amended its agreements with NBC Olympics and the Salt Lake Organizing Committee for the Winter Olympics of 2002, or "SLOC" to provide for the expiration of each agreement on May 1, 2001, unless we are able to sign an agreement with a strategic partner to provide additional funding for NBC/Quokka Ventures, LLC through March 2002 or acquire our interests in that venture and demonstrate sufficient capital resources and production expertise to satisfy NBC Olympics and SLOC. If we are unable to secure a strategic partner or purchaser for our interests in the joint venture prior to May 1, 2001, the amended agreements with NBC and SLOC will expire and we would lose our rights to produce the official SLOC web site and the official NBC Olympics web site for the 2002 and 2004 Olympic Games. In addition, neither NBC Olympics nor SLOC would be required to use our Live_IP technology, which could adversely impact our ability to market and sell such products and services to other companies. As a result of all of these factors, our financial result and business would suffer.

OUR COMMON STOCK MAY BE DE-LISTED FROM THE NASDAQ NATIONAL MARKET.

     Our stock price has been below $1.00 per share for more than 30 consecutive trading days, and we have received a letter from the Nasdaq advising us that we must be able to demonstrate compliance with the Nasdaq's $1.00 per share minimum bid requirement for ten consecutive trading days on or before May 2, 2001. If we are unable to demonstrate this compliance on or before May 2, 2001, the Nasdaq will provide us with written notification that our common stock will be de-listed. In an attempt to increase the market price of our common stock above $1.00 per share, we have submitted to our stockholders a proposal to effect a 1-for-50 reverse stock split. Even if the reverse stock split is approved by our stockholders and we effect the reverse stock split, the effect of the reverse stock split upon the market price of our common stock cannot be predicted, and the history of similar stock split combinations for companies in like circumstances is varied. There can be no assurance that the market price per share of our common stock after the reverse split will rise in proportion to the reduction in the number of shares of our common stock outstanding resulting from the reverse split. There can be no assurance that the market price per post-reverse split share will either exceed or remain in excess of $1.00 minimum bid price as required by Nasdaq, or otherwise meet the requirements of Nasdaq for continued inclusion for trading on the Nasdaq National Market. For more information regarding this reverse stock split, see our proxy statement on
Schedule 14A, filed with the SEC on March 9, 2001, and amended on March 20,
2001.

     In addition, we received a letter from the Nasdaq informing us that pursuant to our Form 10-K for the period ended December 31, 2000, the Nasdaq determined that our net tangible assets do not meet the minimum level required for continued listing on the Nasdaq National Market. The Nasdaq is reviewing our eligibility for continued listing and we are providing materials to the Nasdaq that outline how we plan on achieving and sustaining compliance with all Nasdaq listing requirements. If, after reviewing our supporting materials, the Nasdaq determines that we did not adequately demonstrate our ability to achieve and sustain compliance with the listing requirements, the Nasdaq will provide us with written notification that our common stock will be delisted. At that time, we may appeal the Nasdaq's decision. There can be no assurance that we will successfully demonstrate our ability to achieve and sustain compliance with the Nasdaq listing requirements, nor is there any assurance that any appeals which we may undertake will be successful.

     If we are unable to meet the Nasdaq requirements to maintain listing on the Nasdaq National Market our common stock would trade on the OTC Bulletin Board or in the"pink sheets" maintained by the National Quotation Bureau, Inc. Such alternatives are generally considered to be less efficient markets, and our stock price, as well as the liquidity of our common stock, may be adversely impacted as a result.

WE MAY NEED TO RAISE ADDITIONAL CAPITAL, WHICH MAY NOT BE AVAILABLE ON FAVORABLE TERMS AND COULD RESULT IN ADDITIONAL DILUTION.

     We believe that our current capital reserves will be sufficient to fund our operating requirements for at least the next five months. Thereafter, we may need to raise additional capital. Additional financing may not be available on favorable terms or at all. In addition, our ability to raise additional capital through the issuance of equity or convertible debt securities is restricted by the terms of the private placement we completed in September 2000 and restructured in February 2001. See the section of this registration statement entitled "Description of Amended Convertible Promissory Notes and
Warrants -- Restrictive Covenants" for a description of the restrictions to which we are subject.

     If adequate funds are not available or are not available on acceptable terms, we may not be able to fund our business, take advantage of unanticipated opportunities or respond to competitive pressures. If additional funds are raised through the issuance of equity or convertible debt securities, the percentage ownership of our stockholders will be diluted and the securities issued may have rights, preferences and privileges senior to those of our common stock.

THE AMENDED NOTES AND RELATED PAYMENT OBLIGATIONS COULD RESTRICT OUR FINANCIAL FLEXIBILITY AND FUTURE PROSPECTS.

     Although we have decreased the principal amount of the 7.0% convertible notes originally issued in September 2000 and amended in February 2001, we still have significant leverage as the aggregate principal amount of the amended notes at the time of the restructuring was approximately $52.1 million. If the amended notes have not been converted into our common stock prior to their maturity in September 2005 and if other financing has not been obtained to refinance the amended notes prior to that time, a substantial portion of our cash flows would be required to repay the outstanding principal of the amended notes at that time. Furthermore, our ability to obtain additional financing for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes are restricted due to the terms of the outstanding amended notes and the related financing documents. Finally, our substantial degree of leverage may limit our flexibility to adjust to changing market conditions, place us at a disadvantage relative to our competitors, reduce our ability to withstand competitive pressures and make us more vulnerable to a downturn in general economic conditions.

OUR COMMON STOCK IS SUBORDINATE TO THE AMENDED NOTES AND THE 7.0% SERIES A SENIOR CONVERTIBLE PREFERRED STOCK UPON THE SALE OF ALL OR SUBSTANTIALLY ALL OF OUR ASSETS AND UPON OUR LIQUIDATION OR BANKRUPTCY AND WILL ONLY BE PAID IF FUNDS OR ASSETS REMAIN AFTER FULL PAYMENT TO THE NOTEHOLDERS.

     In the event of a change of control transaction, liquidation or bankruptcy or other similar event, the amended 7.0% convertible promissory notes and the 7.0% Series A senior convertible preferred stock issued by us in February 2001 in relation to the restructuring of the private placement we completed in September 2000, will rank senior to the common stock upon any distribution. For example, the preferred stock has a mandatory redemption right such that upon the sale of all or substantially all of our assets, 90% of the proceeds received in such a change of control transaction, net of fees paid to investment bankers and finders, if any, and severance payments paid to senior management or executive members of our board of directors, is set aside to redeem all outstanding shares of preferred stock, with the balance of the net proceeds applied to a management incentive payment. Once all outstanding shares of the preferred stock are redeemed, any balance remaining of the 90% of the net proceeds received in the change of control transaction or liquidation is divided among the noteholders and the common stockholders, with the noteholders receiving 45% of any remaining balance and the common stockholders receiving 55%. Accordingly, upon a distribution event, the holders of our outstanding common stock will receive a smaller amount of the distribution than their ownership percentage in the company may suggest and will only receive a payment if funds or assets remain after full payment to the noteholders.

YOU WILL EXPERIENCE DILUTION UPON THE CONVERSION OF THE AMENDED NOTES AND 7.0% SERIES A PREFERRED STOCK AND EXERCISE OF WARRANTS ISSUED IN THE PRIVATE PLACEMENT AND UPON A CHANGE OF CONTROL TRANSACTION, AND MAY EXPERIENCE ADDITIONAL DILUTION IF WE ELECT TO PAY INTEREST ON THE AMENDED NOTES WITH PAYMENTS-IN-KIND RATHER THAN CASH.

     In September 2000, as part of the original private placement, we issued warrants to acquire approximately 2.8 million shares of our common stock and these warrants are exercisable at any time at $8.00 per share. The amended notes we issued in February 2001 in the principal amount of approximately $52.1 million have a fixed conversion price of $0.75. At the time the amended notes were issued, if all the amended notes were converted at the initial conversion price, there would have been dilution of approximately 69.4 million shares of common stock. In addition, in February 2001 we issued to the noteholders a total of 40,000 shares of 7.0% Series A senior convertible preferred stock, with a initial aggregate liquidation preference of $40.0 million, which is convertible into common stock starting in November 2001 at a fixed conversion price of $1.50. At the time the preferred stock was issued, if all shares of preferred stock were converted at the initial conversion price, there would have been dilution of approximately 26.7 million shares of common stock. Accordingly, the private placement, after restructuring in February 2001 is expected to result in dilution of approximately 98.9 million shares of common stock, or approximately 54% of the approximately 183 million shares of common stock that would have been outstanding on February 22, 2001, assuming the conversion of the amended notes and the preferred stock, and the exercise of the September 2000 noteholder warrants on February 22, 2001. The conversion prices on the amended notes and the preferred stock are subject to adjustment for anti-dilution protection, dividends, stock splits and other similar issuances by Quokka.

     Upon a merger or acquisition transaction, or the sale of all or substantially all of our assets, the mandatory redemption right granted to the preferred stockholders and triggered by the consummation of a change in control transaction, will dilute the percentage of proceeds the common stockholders are entitled to receive upon the consummation of such transaction. As set forth in the preceding risk factor, 90% of the net proceeds from a change in control transaction are first used to redeem all of the outstanding shares of preferred stock at the preferred stock's then-current liquidation value, with the balance of the net proceeds applied to a management incentive payment. Once all outstanding shares of the preferred stock are redeemed, any balance remaining of the 90% of the net proceeds received in the change of control transaction or liquidation is divided among the noteholders and the common stockholders, with the noteholders receiving 45% of any remaining balance and the common stockholders receiving 55%. Given this mandatory redemption right, the preferred stockholders will receive more than their fully-diluted pro-rata share of the proceeds from a change in control transaction and the common stockholders will receive less than their fully-diluted pro rata share.

     Additionally, you may experience dilution if we elect to pay interest on the amended notes with payments-in-kind rather than cash. Payments-in-kind allow us to avoid an immediate cash outlay on each interest payment date but have the effect of increasing the face amount of the amended notes. To date, we have paid all accrued interest with payment-in-kind. Assuming that we pay all interest payments on the amended notes for the full term of the amended notes with payments-in-kind rather than cash, the conversion price remains at $0.75 throughout the term and no amended notes are converted during the term of the amended notes, then the payments-in-kind would increase the face amount of the amended notes by approximately $16.6 million, which would be convertible at the initial conversion price into approximately 22.2 million additional shares of our common stock. Depending on the applicable conversion price and the payments-in-kind we elect to make, as well as the number of shares of our common stock outstanding at that time, the number of shares issuable upon conversion of the amended notes and the preferred stock, and exercise of the warrants could result in a change of control of Quokka.

WE HAVE A LIMITED OPERATING HISTORY UPON WHICH YOU CAN EVALUATE OUR BUSINESS AND PROSPECTS.

     Our limited operating history makes it difficult to evaluate our business and prospects. As a digital sports entertainment company in an early stage of development, we face significant risks, uncertainties, expenses and difficulties. In order to succeed, we must do most, if not all, of the following:

     - manage our operating expenses and costs;

     - develop and manage our new technology solutions and services division;

     - secure and retain customers for our technology products and services;

     - develop programming to attract and retain our audience;

     - secure and retain additional sponsors and advertisers;

     - retain existing sponsors and advertisers;

     - acquire rights on commercially feasible terms to cover additional sporting events;

     - acquire and integrate other media and technology companies;

     - develop, enhance and carefully manage our brand;

     - deliver multiple programming events simultaneously to one or more global distribution networks;

     - promote our name in the sports and media markets for our media and technology solutions business;
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     - respond appropriately to competitive developments;

     - develop and implement a successful electronic commerce strategy;

     - develop a successful line of technology products and services;

     - secure additional distribution systems for our content;

     - continue to develop and improve our know-how, to enhance our web sites to meet the needs of a changing market and to adapt to changing technology;

     - successfully execute our business and marketing strategies; and

     - integrate, retain and motivate qualified personnel.

Our business operations and revenues will suffer if we are unable to accomplish these things.

OUR COMMON STOCK PRICE IS LIKELY TO BE VOLATILE, WHICH COULD HURT INVESTORS AND EXPOSE US TO LITIGATION.

     The stock markets in general, and the Nasdaq National Market and the market for Internet-related and technology companies in particular, have experienced extreme price and volume fluctuations in recent months. These fluctuations often have been unrelated or disproportionate to the operating performance of these companies. These broad market and industry factors could harm the market price of our common stock, regardless of our performance. Market fluctuations, as well as general political and economic conditions such as a recession or interest or currency rate fluctuations, also could harm the market price of our common stock.

     The trading prices of many technology company stocks, particularly Internet company stocks, have recently fluctuated significantly. Our stock price could be subject to wide fluctuations in response to a variety of factors, including factors that may be beyond our control. These include:

     - actual or anticipated variations in our quarterly operating results;

     - announcements of technological innovations or new sports entertainment programming by us or our competitors;

     - changes in financial estimates by securities analysts;

     - conditions or trends in the Internet and online entertainment industries;

     - changes in the market valuations of other Internet companies;

     - announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

     - additions or departures of key personnel; and

     - sales of substantial amounts of our common stock or other securities in the open market.

     Volatility in the market price of our common stock could result in securities class action litigation. This type of litigation could result in substantial costs and a diversion of management's attention and resources.

WE ARE SUBJECT TO COVENANTS WHILE ANY AMENDED NOTES REMAIN OUTSTANDING THAT COULD LIMIT OUR OPERATIONAL FLEXIBILITY AND IF WE FAIL TO COMPLY WITH THESE COVENANTS WE WILL BE IN DEFAULT ON THE AMENDED NOTES.

     As is customary in debt transactions, the investment by our noteholders was contingent on our agreement to comply with various covenants while any amended notes remain outstanding. These covenants include both affirmative covenants and negative covenants.

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

     The affirmative covenants require us, among other things, to do the following:

     - pay principal of and interest on the notes;

     - make SEC and other regulatory filings;

     - pay taxes;

     - maintain minimum levels of insurance;

     - comply with applicable laws;

     - deliver to the noteholders annual compliance certificates and notice of any events of default; and

     - limit monthly cash expenditures and maintain monthly cash balances.

     The negative covenants restrict us and any subsidiaries from, among other things, taking the following actions without the consent of the noteholders:

     - incurring or assuming additional indebtedness;

     - declaring dividends, purchasing or redeeming capital stock or otherwise incurring any liability to make any other payment or distribution of cash or other property;

     - other than as specifically allowed by the noteholders, the selling assets or properties outside the ordinary course of business;

     - liquidating the company;

     - entering into transactions with affiliates outside the ordinary course of business;

     - transferring any voting stock of any subsidiary outside the company and its affiliates;

     - creating or incurring any liens on its properties or assets other than certain permitted liens;

     - acquiring or investing in any assets or business of any person for cash;

     - acquiring or investing in any assets or business of any person other than asset acquisitions in the ordinary course of business, intercompany acquisitions or Board-approved acquisitions; and

     - engaging in any business other than which is the same or reasonably related or complementary to existing businesses of the company and our subsidiaries.

     Complying with these covenants could restrict our operating flexibility. If we fail to comply with these covenants within the prescribed time periods, an event of default will result, triggering remedies in favor of the noteholders. Among these remedies is the acceleration of the maturity of the amended notes at a premium of 115% of the sum of the face value of the notes, accrued but unpaid interest on the notes and unpaid delay or default amounts on the notes.

IF AN EVENT OCCURS THAT INTERFERES WITH A NOTEHOLDER'S LIQUIDITY, WE MAY BE REQUIRED TO PAY A MONTHLY DELAY PAYMENT AND REDEEM THE AMENDED NOTES AT A PREMIUM.

     We have agreed to use our best efforts to provide for the liquidity of the common stock underlying the amended notes, warrants and 7.0% series A senior convertible preferred stock acquired by the noteholders, including registering the shares of common stock underlying the amended notes, warrants and preferred stock, listing those shares with the Nasdaq National Market, avoiding the suspension of trading in our common stock in excess of 60 days in any 12 months and maintaining enough authorized shares of common stock to enable the conversion of the amended notes and preferred stock, and the exercise of the warrants. If any of these interfering events occurs and is continuing, we may be required to pay to the noteholders a monthly delay payment equal to one percent (1%) of the face amount of the notes, all accrued and unpaid interest on the notes and all unpaid penalties payable on the notes, for each 30 day period (or portion thereof) of the interfering event. In addition, under some circumstances, we may be required to redeem the notes if the interfering event continues at a premium redemption price equal to the greater of (1) 115% of the sum of the face value of the notes, accrued but unpaid interest on the notes and unpaid delay or default amounts on the notes, or (2) the value the noteholder would be entitled to receive upon conversion of the note into common stock at the applicable conversion price followed by the sale of the common stock at the greater market value at either the closing of the redemption or the event triggering the right to redemption. If a monthly delay payment or a redemption were to occur, the cash outlays for such purposes would not be available for other general corporate purposes.

IF AN EVENT OF DEFAULT OCCURS UNDER THE NOTES, THE NOTEHOLDERS WILL BE ABLE TO REQUEST IMMEDIATE PAYMENT OF A PREMIUM REDEMPTION PRICE ON THE AMENDED NOTES, WHICH CASH PAYMENTS, IF AVAILABLE, WOULD NOT BE AVAILABLE FOR OTHER GENERAL CORPORATE PURPOSES.

     If an event of default identified under the amended notes occurs, then the noteholders may declare the amended notes and any accrued but unpaid interest and payments on the amended notes to be immediately due and payable and demand immediate payment of a premium price equal to 115% of the sum of the face value of the notes, accrued but unpaid interest and unpaid delay or default amounts on the notes. These events of default include the following:

     - failure to pay the principal on any note when due;

     - an assignment for the benefit of creditors or other bankruptcy or insolvency event;

     - the rendering of a judgment against us in excess of $1 million (net of any insurance coverage) that is not discharged within 60 days;

     - defaults under any mortgage, indenture, agreement or instrument evidencing indebtedness in excess of $4 million; and

     - the breach of covenants or representations or warranties made to the noteholders.

     The premium redemption price payable upon other events of default, which includes our failure to redeem all unconverted notes if we elect to exercise our optional redemption rights or the occurrence of an interfering event that restricts the liquidity of the common stock underlying the notes and warrants, will be equal to the greater of (1) 115% of the sum of the face value of the notes, accrued but unpaid interest on the notes and unpaid delay or default amounts on the notes, or (2) the value the noteholder would be entitled to receive upon conversion of the note into common stock at the applicable conversion price followed by the sale of the common stock at the greater market value at either the closing of the redemption or the event triggering the right to redemption. If an event of default occurs for which a noteholder demands immediate payment at a premium redemption price, the cash outlays for such purposes would not be available for other general corporate purposes and if we are unable to pay the premium redemption price on the notes our viability as an independent corporate entity would be jeopardized.

WE HAVE LIMITED RIGHTS TO REDEEM THE AMENDED NOTES PRIOR TO MATURITY AND MAY THEREFORE BE SUBJECT TO THE DEBT AND RELATED COVENANTS LONGER THAN WE WOULD PREFER.

     Our ability to pay off the debt by redeeming the amended notes prior to maturity is limited. We will only be able to redeem the amended notes if no 7.0% series A senior convertible preferred stock is outstanding and we have the financial resources and ability to repurchase all the notes. If we are unable to redeem the notes when we would like, we will be required to continue to comply with the affirmative and negative covenants we made to the noteholders and could therefore be restricted from making the financial and operational decisions we might prefer.

WE MAY NOT HAVE SUFFICIENT CASH TO REDEEM THE NOTES AT MATURITY ON SEPTEMBER 15, 2005.

     While we have sufficient cash available to meet our payment obligations under the notes prior to their maturity, if the noteholders have not elected to convert their notes prior to their maturity, we may not have sufficient cash available to redeem the notes at maturity, in which case we would need to refinance

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

the notes by incurring replacement indebtedness or raising funds through the issuance of equity. There can be no assurance that we would be able to obtain such replacement indebtedness or raise funds through the issuance of equity.

SALES OF OUR SHARES COULD NEGATIVELY AFFECT THE MARKET PRICE OF OUR STOCK, IMPAIR OUR ABILITY TO RAISE CAPITAL THROUGH THE SALE OF ADDITIONAL EQUITY SECURITIES AND RESULT IN FURTHER DILUTION.

     Sales of a substantial number of shares in the public market could negatively affect the market price of our common stock and could impair our ability to raise capital through the sale of additional equity securities. In September 2000, we closed a private placement of 7.0% convertible promissory notes in an aggregate face amount of $77.4 million and warrants to purchase an aggregate of 2,805,750 shares of Quokka common stock. In February 2001, we restructured the terms of this private placement. Prior to this restructuring, holders of the notes converted approximately $4.2 million in face amount of the original notes that resulted in the issuance of approximately 21.1 million shares of common stock. Pursuant to terms of the restructuring we redeemed $24.0 million of the original face amount of the notes and amended the outstanding notes in an aggregate face amount of approximately $52.1 million. At a fixed conversion price of $0.75, as of the date of the restructuring the amended notes were convertible into approximately 69.4 million shares of Quokka common stock. As a part of the restructuring of the private placement, we issued 7.0% series A senior convertible preferred stock to the noteholders. This preferred stock will be convertible into common stock starting November 22, 2001 at a fixed conversion price of $1.50, at which time the preferred stock will be convertible into approximately 28.1 million shares of Quokka common stock. The conversion prices on the amended notes and the preferred stock are subject to adjustment for anti-dilution protection, dividends, stock splits and other similar issuances by Quokka. For a further discussion see the risk factor entitled, "You will experience dilution upon the conversion of the amended notes and 7.0% series A preferred stock and exercise of warrants issued in the private placement and upon a change of control transaction, and may experience additional dilution if we elect to pay interest on the amended notes with payments-in-kind rather than cash."

     In November 2000, we closed our merger with Total Sports Inc. and issued to the former stockholders of Total Sports approximately 15.0 million shares of Quokka common stock. All of the shares issued to the former stockholders of Total Sports were registered with the SEC and are freely tradable, subject to an escrow agreement and certain lock-up provisions in the merger agreement, which regulate the number of shares that can be sold in any ninety-day period between November 2000 and November 2001. If the former stockholders of Total Sports sell their shares, the market price for our stock could be adversely affected.

     In October 2000, we purchased approximately 71% of the membership interest in Golf.com L.L.C. and issued to the former members of Golf.com from whom we purchased membership units approximately 3.9 million unregistered shares of our common stock. On October 3, 2001, the holders of those shares of our common stock may begin selling their stock pursuant to Rule 144 promulgated by the SEC. Sales of stock by these stockholders could adversely affect the market price of our stock.

     In August 2000, we issued to National Broadcasting Company, Inc. a warrant to purchase up to 10.0 million shares of our common stock at varying prices from $8.89 to $20.00 per share. The warrant expires at the end of December 2004 and the first portion of the warrant is exercisable in June 2001. If NBC elects to exercise this warrant, your ownership in Quokka will be diluted. If NBC subsequently sells its shares, the market price for our stock could be adversely affected.

     In March 2000, we completed the acquisition of ZoneNetwork.com, Inc. and issued approximately 1.4 million unregistered shares of our common stock. On March 31, 2001, the holders of those shares of our common stock may begin selling their stock pursuant to Rule 144 promulgated by the SEC. Sales of stock by these stockholders could adversely affect the market price of our stock.

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

OUR QUARTERLY OPERATING RESULTS ARE EXPECTED TO FLUCTUATE AND OUR FAILURE TO MEET EARNINGS ESTIMATES COULD CAUSE OUR STOCK PRICE TO SUFFER.

     Our quarterly operating results have varied in the past, and we expect them to fluctuate in future periods. For example, our revenues for the quarter ended December 31, 2000 were $9.1 million as compared to $6.7 million for the quarter ended December 31, 1999 and $766,000 for the quarter ended December 31, 1998. These fluctuations depend on a number of factors described below and elsewhere in this "Risk Factors" section of this document, many of which are outside our control. We may be unable to predict our future revenues accurately or adjust spending in a timely manner to compensate for any unexpected revenue shortfall. In particular, because digital entertainment sponsorships have a lengthy sales cycle, it is difficult to predict when new sponsorship agreements will be completed and, consequently, when revenue from new agreements will first be recognized. Any significant shortfall of revenues would have a negative impact on our results of operations.

     Our revenues in any quarter depend on the sports programming we offer, the sponsorship arrangements we have in place at that time and finalize during the quarter and, to a lesser extent, the advertising, content syndication and consumer revenue transactions we execute. In addition, our revenues will depend upon when and whether we are able to execute contracts for sales of our technology solutions products and services. We expect that our consumer revenues will be higher leading up to and during our major sports programming. It is likely that sponsorship deals will have a long sales cycle and may be unevenly distributed across fiscal quarters. We expect our expenses to increase over time for production and other operational costs. The timing of these expenses, as well as our obligations under existing and future contracts, could fluctuate from quarter to quarter and intensify leading up to and during significant sporting events such as the Olympic Games. For these and other reasons, we may not meet the earnings estimates of investors and our stock price could suffer.

IF WE FAIL TO RETAIN KEY PERSONNEL WE WILL BE UNABLE TO EXECUTE OUR BUSINESS STRATEGY.

     We have recently undergone large staff reductions and office closings, and our success will depend on the continued services of our senior management and other key personnel, as well as our ability to train, retain and motivate other highly skilled technical, managerial, marketing and customer service personnel. The loss of the services of any of our executive officers, particularly Alvaro Saralegui, our president and chief executive officer, or other key employees could prevent us from executing our business strategy. Competition for these personnel is intense, and we may not be able to successfully retain sufficiently qualified personnel. Our anticipated programming schedule in the near future will require that we retain personnel who are skilled in production, computer and other technical fields. Skilled technical personnel are in high demand and have multiple employment opportunities, especially in the San Francisco Bay Area, where our headquarters are located. As a matter of practice, we do not generally enter into employment agreements with our employees.

WE DEPEND ON A SMALL NUMBER OF SPONSORS, THE LOSS OF WHICH COULD HARM OUR REVENUES.

     To date, we have depended on a limited number of sponsors for a majority of our revenues. For the year ended December 31, 2000, three sponsors accounted for 40% of our revenues. In 1999, three sponsors accounted for 65% of our revenues. We anticipate that our results of operations will continue to depend, to a significant extent, upon revenues from a small number of digital entertainment sponsors. The loss of one or more sponsors could negatively affect our business. Although we seek to enter into multi-year agreements with sponsors, we cannot guarantee that these sponsors will maintain their association with us. Certain of our sponsors have the right to terminate our agreement with them if they are dissatisfied with our performance, and certain digital entertainment sponsors have the right to terminate our agreements after a specified period of time as set forth in the applicable contract. The termination of any sponsorship agreement could materially affect our sponsorship revenue backlog, and our business and financial results would suffer. For example, our sponsorship agreement with Compaq Computer Corporation was terminated at the end of 2000. If we are unable to obtain additional sponsors to replace the revenue forecasted for 2001 and 2002 under the Compaq digital entertainment partnership agreement, our financial results would
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

be adversely affected. In addition, during the fourth quarter of 2000 and the first quarter of 2001, we saw a number of current and potential sponsors reducing their marketing budgets for on-line advertising and sponsorship products, as well as a lengthening of the sales cycle for our sponsorship products. If we are unable to sell sponsorships to meet our internal forecast in a timely manner or at all, our business would be adversely affected.

WE HAVE LIMITED EXPERIENCE GENERATING REVENUE FROM THE SALE OF PRODUCTS AND SERVICES RELATED TO OUR "LIVE _ IP(TM)" TECHNOLOGY.

     A key component of the revised business model that we established in February 2001, which includes the licensing and sale of proprietary live-event coverage using our "Live _ IP(TM)" technology and the sales of managed technology services that support this technology and related system integration services. We have only recently begun generating revenues from the sale of these licenses and services and have limited experience with this sales process. If we are unable to develop and implement a successful strategy for the sale of these licenses and services, we may be unable to generate revenues and our results of operations will suffer.

     Our ability to generate revenue from the sale of services related to our proprietary live-event coverage and IP-based publishing technology depends upon our ability to license the technology and to license products that generate follow-on services revenue. Additionally, services revenues growth depends on ongoing renewals of maintenance and service contracts. Moreover, if third-party organizations such as systems integrators become proficient in installing or servicing our products, our services revenues could decline. Our ability to increase services revenues will depend in large part on our ability to increase the capacity of our professional services organization, including our ability to recruit, train and retain a sufficient number of qualified personnel.

WE DEPEND ON OUR DIRECT SALES FORCE TO SELL OUR IP-BASED PUBLISHING TECHNOLOGY AND RELATED SERVICES, SO FUTURE GROWTH WILL BE CONSTRAINED BY OUR ABILITY TO HIRE AND TRAIN NEW SALES PERSONNEL.

     We sell our products primarily through our direct sales force, and we expect to continue to do so in the future. Our ability to sell more products is limited by our ability to hire and train direct sales personnel, and we believe that there is significant competition for direct sales personnel with the advanced sales skills and technical knowledge that we need. Some of our competitors may have greater resources to hire personnel with that skill and knowledge. If we are not able to hire experienced and competent sales personnel, our business will be harmed. Furthermore, because we depend on our direct sales force, any turnover in our sales force can significantly harm our operating results. Sales force turnover tends to slow sales efforts until replacement personnel can be recruited and trained to become productive.

DIFFICULTIES IN INTRODUCING NEW IP-BASED PUBLISHING PRODUCTS AND UPGRADES IN A TIMELY MANNER WILL MAKE MARKET ACCEPTANCE OF OUR PRODUCTS LESS LIKELY.

     The market for our IP-based publishing technology product is characterized by rapid technological change, frequent new product introductions and Internet-related technology enhancements, uncertain product life cycles, changes in customer demands and evolving industry standards. We expect to add new content management functionality to our product offerings by internal development in the near term, and possibly by acquisition over the long term. Content management technology is more complex than most software, and new products or product enhancements can require long development and testing periods. Any delays in developing and releasing new products could harm our business. New products or upgrades may not be released according to schedule or may contain defects when released. Either situation could result in adverse publicity, loss of sales, delay in market acceptance of our products or customer claims against us, any of which could harm our business. If we do not develop, license or acquire new software products, or deliver enhancements to existing products on a timely and cost-effective basis, our business will be harmed.

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OUR FAILURE TO DELIVER DEFECT-FREE SOFTWARE COULD RESULT IN GREATER LOSSES AND
HARMFUL PUBLICITY.

     Our software products are complex and have in the past and may in the future contain defects or failures that may be detected at any point in the product's life. In the future we may experience delays or lost revenue caused by defects. Despite our testing, defects and errors may still be found in new or existing products, and may result in delayed or lost revenues, loss of market share, failure to achieve acceptance, reduced customer satisfaction, diversion of development resources and damage to our reputation. New releases of products or product enhancements may require us to provide additional services under our maintenance contracts to ensure proper installation and implementation. Moreover, third parties may develop and spread computer viruses that may damage the functionality of our software products. Any damage to or interruption in the performance of our software could also harm our business.

BECAUSE THE MARKET FOR OUR IP-BASED PUBLISHING PRODUCT IS NEW, WE DO NOT KNOW WHETHER EXISTING AND POTENTIAL CUSTOMERS WILL PURCHASE OUR PRODUCT IN SUFFICIENT QUANTITY FOR US TO ACHIEVE PROFITABILITY.

     The market for IP-based publishing software is new and rapidly evolving. We expect that we will continue to need intensive marketing and sales efforts to educate prospective clients about the uses and benefits of our products and services. Various factors could inhibit the growth of the market, and market acceptance of our products and services. In particular, potential customers that have invested substantial resources in other methods of producing Internet content may be reluctant to adopt a new approach that may replace, limit or compete with their existing systems. We cannot be certain that a viable market for our products will emerge, or if it does emerge, that it will be sustainable.

OUR CURRENT BUSINESS MODEL IS UNPROVEN AND MAY FAIL, WHICH MAY DECREASE SIGNIFICANTLY THE MARKET PRICE OF OUR COMMON STOCK.

     We do not know whether our new business model and strategy will be successful. Our new business model is based on the premise that content providers will use our licensed products and application services to collect, develop, manage and distribute their digital content over the Internet and intranets. Our potential customers may elect to rely on their internal resources or on lower priced products and services that do not offer the full range of functionality offered by our products and services. If the assumptions underlying our business model are not valid or if we are unable to implement our business plan, our business will suffer.

OUR SPONSORSHIP MODEL IS UNPROVEN AND OUR REVENUES AND RESULTS OF OPERATIONS WILL SUFFER IF WE ARE UNABLE TO MAINTAIN OUR EXISTING SPONSORS AND SECURE ADDITIONAL SPONSORSHIPS.

     Our revenues and results of operations will suffer if we are unable to maintain our existing sponsors and secure additional sponsors. Our revenue model is primarily based on securing long-term digital entertainment sponsorships that provide each sponsor with the right to be named as the exclusive sponsor of our network within a particular industry category. We have limited experience with this sponsorship model. The attractiveness of our long-term digital entertainment sponsorships depends on the development of the Internet as an advertising medium and its effectiveness as compared to traditional media advertising. Our prospective sponsors have limited advertising budgets which they may not want to spend on Internet advertising, which is a new and relatively untested advertising medium. Should our prospective sponsors choose to advertise on the Internet they may not be interested in entering into our digital entertainment sponsorships at the rates we set, which would require them to spend a larger percentage of their advertising budgets as opposed to traditional banner advertisements on other web sites.

     Additionally, our sponsorship agreements typically require the delivery of a specified number of brand impressions, which refers to the number of times the sponsor's brand appears on a user's screen while the user is connected to our web sites. Our fulfillment of these commitments assumes that we will be able to deliver these brand impressions on sports programming that we acquire or create. Owners of rights to sporting events often have pre-arranged sponsor lists they require us to honor. Pre-existing sponsorship relationships may prevent us from meeting the minimum commitments we have to our exclusive digital

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

entertainment sponsors and other sponsors and advertisers, and could cause us to allocate impressions to our sponsors that were otherwise available for additional revenue generating purposes. These pre-existing sponsorship relationships could also negatively affect our business by limiting our ability to attract new sponsors. We might acquire or create additional programming that would allow us to provide our sponsors with sufficient brand impressions for which we would incur additional expenses.

OUR SPONSORSHIP MODEL COULD PREVENT US FROM ACQUIRING CRITICAL TECHNOLOGY, WHICH COULD AFFECT THE QUALITY OF OUR PROGRAMMING.

     As a significant feature of some of our sponsorships we offer the exclusive right to be the sole sponsor of a sponsorship category, such as computing, database software, web site hosting, digital distribution, consumer electronics or wireless communications. While we expect this exclusivity feature to be central to our marketing strategy for securing and retaining these particular sponsorships, it may bind us to undesirable sponsorship arrangements and limit our ability to acquire technology we may otherwise want or need. Exclusive sponsors acquire multi-year rights to a sponsorship category and sometimes provide us with equipment or technical expertise to enable us to develop and distribute our programming. We are limited in our ability to terminate an existing sponsor relationship if a sponsor fails to provide us with necessary equipment and expertise, or is otherwise less desirable than a prospective sponsor in the same sponsorship category. An existing sponsor also may prevent us from acquiring desirable technology from competitors of the sponsor, which could harm our programming.

WE NEED TO ACQUIRE RIGHTS TO KEY SPORTING EVENTS TO DEVELOP MORE PROGRAMMING AND GROW OUR BUSINESS, BUT THE COST AND COMPETITION FOR THESE RIGHTS COULD PREVENT US FROM DOING SO.

     In our media business, we need to acquire rights to key sporting events to succeed. If we are unable to acquire these rights, our ability to broaden our programming and grow our business will be limited. Our limited operating history makes it difficult to assess our ability to acquire rights in the future. Holders of rights may not be willing to enter into strategic relationships with us or sell rights to us at prices we can afford, or at all. We expect the cost of acquiring rights to increase significantly as competition for these rights increases. We may not be successful in acquiring the rights we need, especially if third parties, such as traditional media companies, which have significantly greater resources, experience and bargaining leverage than we do, compete for those rights.

A DISASTER OR MALFUNCTION THAT DISABLES OUR COMPUTER SYSTEMS COULD HARM OUR WEB SITES AND REDUCE THE APPEAL OF OUR PROGRAMMING AND SOLUTIONS BUSINESS.

     Substantially all of our communications hardware and computer hardware operations are located in our facilities in San Francisco, California and at three data centers operated by Intel's Online Services group. These datacenters are located in Santa Clara, California, Chantilly, Virginia and London, England. In addition, we have a production and hosting facility run by Frontier Global Center in Herndon, Virginia that was acquired with our merger with Total Sports. This facility houses equipment owned by us. The NBCOlympics.com and SaltLake2002.com web sites are hosted by Logictier, Inc. facilities located in Sunnyvale, California, and McLean, Virginia. Our operations depend on our ability to protect these systems against damage from fire, earthquakes, power loss, telecommunications failures, break-ins and similar events. Additionally, computer viruses, electronic break-ins or other similar disruptive problems could harm our web sites. A disaster or malfunction that disables either our San Francisco production facility or any of our hosting services facilities could cause an interruption in the production and distribution of our programming and our solutions products and services, limit the quantity or timeliness of updates to our productions or limit the speed at which our audience or our technology customers' audience can access content. Any of these occurrences could reduce the appeal of our programming and solutions products and services. Our insurance policies may not adequately compensate us for any losses that may occur due to any failures or interruptions in our systems. We do not have a formally documented disaster recovery plan for major disasters.

     Our web sites have experienced significant increases in traffic during coverage of some sporting events. As we deliver additional programming and solutions products and services, we expect the related audience base to increase significantly. This will require our web sites and technology infrastructure to accommodate a high volume of traffic and deliver frequently updated information. Failure of our systems to accommodate higher volumes of traffic could reduce the performance and appeal of our web sites and those of our technology customers, and would harm our results of operations. For example, on some weekends during which we were covering multiple motor sports events, our servers have suffered service disruptions. Additionally, our web sites in the past have experienced slower response times or other problems for a variety of reasons, including delays or malfunctions as a result of third-party distributors on which we rely. Interruptions and malfunctions related to the access to our web sites could materially damage our relationships with our audience and rightsholders, and our business could suffer.

FAILURE BY THIRD PARTIES ON WHOM WE DEPEND FOR INTERNET ACCESS, DELIVERY OF OUR PROGRAMMING AND THE MANAGED SERVICES WE SEEK TO PROVIDE AND GENERATION OF MULTIPLE REVENUE STREAMS COULD HARM OUR OPERATIONS AND REVENUES.

     Our audience depends on Internet service providers, online service providers and other web site operators for access to our web sites. Many of them have experienced significant outages in the past, and could experience outages, delays and other difficulties due to system failures unrelated to our systems. Access by our audience outside the United States could also be delayed or interrupted due to the uncertainty of the telecommunications infrastructure in foreign countries.

     We depend on various domestic and international third parties for software, systems and delivery of much of our programming. Many of these third parties have limited operating histories, early generation technology and are themselves dependent on reliable delivery from others. Any delays or malfunctions in the distribution of our content would limit our ability to deliver our programming. We also depend on Logictier, Intel Online Services and Frontier GlobalCenter, each of which hosts some of our web sites. From time to time, service of our servers at the Frontier GlobalCenter hosting facility has been temporarily disabled or has malfunctioned, and access to our web sites was limited or eliminated. Our history with the Logictier and Intel Online Services facilities is very short and we cannot be certain that similar problems will be avoided at these other facilities. In addition, these hosting facilities will be used to host some of the technology products that we intend to sell to license to our customers and which we will use to provide some of the managed services we plan to offer. If these facilities fail or are disabled, our ability to offer these technology products and services will be adversely affected.

     Our plans to generate multiple revenue streams also depend on third parties. In particular, we depend on encryption technology provided by others to enable secure consumer revenue transactions. In addition, our ability to obtain sponsorship and advertising interest will depend on whether third parties we hire can generate meaningful and accurate data to measure the demographics of our audience and the delivery of advertisements on our web sites. Companies may choose not to advertise on our web sites or may pay less if they do not perceive these measurements made by third parties to be reliable. Also, our ability to generate content syndication revenue depends on whether other media companies value our content and are willing to pay for that content.

WE DEPEND ON TECHNOLOGY LICENSED TO US BY THIRD PARTIES, AND THE LOSS OF OR OUR INABILITY TO MAINTAIN THESE LICENSES COULD RESULT IN INCREASED COSTS OR DELAY SALES OF OUR OWN TECHNOLOGY PRODUCTS.

     We license technology from third parties, including software that is integrated with internally-developed software and used in our products to perform key functions. We anticipate that we will continue to license technology from third parties in the future. This software may not continue to be available on commercially reasonable terms, if at all. Although we do not believe that we are substantially dependent on any licensed technology, some of the software we license from third parties could be difficult for us to replace. The loss of any of these technology licenses could result in delays in the licensing of our products until equivalent technology, if available, is developed or identified, licensed and integrated. The use of additional third-party software would require us to negotiate license agreements with other parties, which could result in higher royalty payments and a loss of product differentiation. In addition, the effective implementation of our products depends upon the successful operation of third-party licensed products in conjunction with our products, and therefore any undetected errors in these licensed products could prevent the implementation or impair the functionality of our products, delay new product introductions and/or damage our reputation.

OUR PROGRAMMING AND OPERATIONS WILL SUFFER IF WE ARE UNABLE TO ADAPT IN A TIMELY MANNER TO TECHNOLOGICAL DEVELOPMENTS, EVOLVING INDUSTRY STANDARDS, CHANGING MARKET CONDITIONS OR CUSTOMER REQUIREMENTS.

     The markets for digital sports programming and digital content publishing tools and technology, managed services, and systems integration services are characterized by rapid technological change. To be successful, we must adapt to this rapidly changing market by continually improving the media programming features, and technology products and services we offer and developing new features, product enhancements and services. Our programming and operations will suffer if we are unable to adapt in a timely manner in response to technological developments, evolving industry standards, changing market conditions or customer requirements. We may not maintain our competitive position in the digital sports entertainment market for a number of reasons, including the following:

     - our technology infrastructure may not provide high-quality, reliable programming or adequately scale to support multiple simultaneous events;

     - we may be unable to afford substantial expenditures to adapt our service to changing technologies;

     - we may be unable to license leading technologies or develop new proprietary technologies; and

     - we may fail to use new technologies effectively or adapt to technological changes.

DELAYS IN THE ACCESSIBILITY OR GROWTH OF DIGITAL MEDIA NETWORKS COULD ADVERSELY AFFECT OUR PROGRAMMING, REDUCE THE LEVEL OF TRAFFIC ON OUR WEB SITES AND REDUCE THE POTENTIAL MARKET FOR OUR TECHNOLOGY SOLUTIONS BUSINESS.

     Our success will depend on the continued development and growth of digital media networks, including the Internet and broadband networks. Our programming and our technology solutions business will suffer if the necessary infrastructure, standards or protocols or complementary products, services or facilities for the Internet are not developed in a timely manner. While digital media technologies have been evolving rapidly in recent years, future growth may not continue at comparable rates. As the Internet continues to experience increased numbers of users and increased frequency of use, the Internet infrastructure may be unable to support the demands of a global audience or the requirements of consumers for faster access. The Internet has experienced a variety of outages, hacker attacks and other delays as a result of damage to portions of its infrastructure, and it could face outages and delays in the future. These outages and delays could adversely affect the level of Internet usage as well as the level of traffic on our web sites. In addition, the Internet could lose its viability due to delays in the development or adoption of new standards and protocols to handle increased levels of activity or due to regulation by governments, businesses or other organizations.

     Our programming and technology solutions are designed to operate on today's Internet platform as well as other interactive systems that transmit digitized data, such as cable and satellite systems, in the future. These future systems are commonly referred to as "broadband" systems and are expected to enable transmission of large amounts of digitized material, such as video clips, within a relatively short time frame. Delays in the development of broadband systems could harm our ability to distribute our programming through subscription services and pay-per-view events, and limit the market for our technology solutions business, which could adversely affect our ability to generate revenues from these types of programming.

THE ONLINE DIGITAL SPORTS ENTERTAINMENT INDUSTRY AND THE MARKET FOR DIGITAL CONTENT PUBLISHING TOOLS AND SERVICES ARE EACH INTENSELY COMPETITIVE, AND WE MAY BE UNABLE TO COMPETE SUCCESSFULLY AGAINST CURRENT AND FUTURE COMPETITORS.

     The market for Internet services and products is relatively new, intensely competitive and rapidly changing. Since the Internet's commercialization in the early 1990's, the number of web sites on the Internet competing for consumers' attention and spending has proliferated. We expect that competition will continue to intensify. We may be unable to compete successfully against current and future competitors.

     Many of our current and potential competitors have significantly longer operating histories, greater financial, technical and marketing resources, greater name recognition and larger user or membership bases than us and, therefore may have a significantly greater ability to attract advertisers and users. In addition, many of these competitors may be able to respond more quickly to new or emerging technologies and changes in Internet user requirements and to devote greater resources to the development, promotion and sale of their services. Our current or potential competitors may develop products and services comparable or superior to those developed by us. Increased competition could result in price reductions, reduced margins or loss of market share, any of which would harm our business. In addition, as we expand internationally, we may face new competition.

     We compete, directly and indirectly, for sponsors, rights and the attention of sports viewers with the following categories of companies:

     - web sites targeted to sports enthusiasts generally, such as www.cbs.sportsline.com, www.cnnsi.com and www.espn.com, many of which have been established by traditional media companies, and web sites targeted to enthusiasts of particular sports, such as www.mlb.com, www.nascar.com, www.nba.com, www.nfl.com and

     - publishers and distributors of traditional media targeted to sports enthusiasts, such as the ESPN networks, the FoxSports network and Sports Illustrated;

     - online services such as America Online and the Microsoft Network, which provide access to sports-related content and services;

     - vendors of sports information, merchandise, products and services distributed through other means, including retail stores, mail, facsimile and private bulletin board services; and

     - web search and retrieval services, such as Excite, Infoseek, Lycos and Yahoo! and other high-traffic web sites, such as those operated by Cnet and Netscape.

     We expect that the number of our direct and indirect competitors will increase in the future. We anticipate that, as the Internet and other interactive distribution systems converge with traditional television broadcasting and cable, significant competition may come from the cable arena, including such sports-oriented cable networks as the ESPN networks.

     We have only recently restructured our business model to develop a business unit focused on providing live content technology solutions. The market for content technology solutions is also very competitive. In this market, our competitors include:

     - potential customers that decide to develop similar systems on their own; and

     - developers of software that assist businesses with producing and managing digital content, such as Interwoven, Vignette, Virage and Broadvision.

     We also face potential competition from large technology products and services companies such as IBM, Microsoft, Scient, Accenture and marchFirst, that may decide to enter our market in the future. Due to our recent restructuring, virtually all of our existing and potential competitors in the technology solutions market have longer operating histories, greater name recognition, larger customer bases and significantly greater financial, technical and marketing resources than we do. Many of these companies can also leverage extensive customer bases and adopt aggressive pricing policies to gain market share. Potential competitors may bundle their products in a manner that discourages users from purchasing our products.

WE MAY BE UNABLE TO ADEQUATELY PROTECT OR ENFORCE OUR INTELLECTUAL PROPERTY RIGHTS, AND OUR EFFORTS TO DO SO COULD BE TIME-CONSUMING AND EXPENSIVE AND COULD DIVERT MANAGEMENT ATTENTION FROM EXECUTING OUR BUSINESS STRATEGY.

     We regard the protection of our copyrights, service marks, trademarks, trade dress and trade secrets as critical to our success. We rely on a combination of copyright, trademark, service mark, patent and trade secret laws and contractual restrictions to protect our proprietary rights in products and services. While we actively protect and enforce our intellectual property rights, we may be unable to prevent others from misappropriating our technology and may be subject to claims of infringement by others. The enforcement of our intellectual property rights could be time-consuming, result in costly litigation and the diversion of technical and management personnel. We have entered into confidentiality and invention assignment agreements with our employees and contractors and nondisclosure agreements with parties with which we conduct significant business to limit access to and disclosure of our proprietary information. These contractual arrangements and the other measures taken by us to protect our intellectual property may not prevent misappropriation of our technology or deter independent third-party development of similar technologies. In addition, we may need to engage in litigation to enforce our intellectual property rights in the future or to determine the validity and scope of the proprietary rights of others. This litigation could result in substantial costs and diversion of management and other resources.

     We pursue the registration of our trademarks and service marks in the United States and internationally. We have also filed four patent applications in the United States Patent and Trademark Office. Effective trademark, service mark, copyright, patent and trade secret protection may not be available in every country in which our programming is accessible online. We have licensed in the past, and expect to license in the future, some of our proprietary rights, including trademarks or copyrighted material, to third parties. These licensees may take actions that might adversely affect the value of our proprietary rights or reputation. We also rely on off-the-shelf technologies that we license from third parties. "Off-the-shelf" technology refers to generally commercially available software that is not customized for a particular user. These third-party licenses may not continue to be available to us on commercially reasonable terms or at all. The inability to use licensed technology important to our business could require us to obtain substitute technology of lower quality or performance standards or at greater cost. In the future, we may seek to license additional technology or content to enhance our current programming or to introduce new content. We cannot be certain that any such licenses will be available on commercially reasonable terms or at all. The loss of or inability to obtain or maintain any of these technology licenses could result in delays in providing our programming or our technology products and services until equivalent technology, if available, is identified, licensed and integrated.

     Because we license some technology, data and content from third parties, we must rely upon these third parties for information as to the origin and ownership of the licensed content and our exposure to copyright infringement actions may increase. We generally obtain representations as to the origins and ownership of licensed content and obtain indemnification to cover any breach of any representations. However, we cannot be certain that these representations are accurate or that any indemnification amounts will be sufficient to provide adequate compensation for any breach of representations.

     We cannot guarantee that infringement or other claims will not be asserted or prosecuted against us in the future whether resulting from our internally developed intellectual property or licenses or content from third parties. For example, in late 1999, DDB Technologies contacted us to solicit a license under three patents held by DDB Technologies. Likewise, in July 2000 we received a letter from Geoworks Corporation explaining its position that any service using wireless application protocol requires a license from Geoworks. We are considering these matters and have retained patent counsel to assist in evaluating the patents and determining our strategy relating to this request. Any future assertions or prosecutions could be time-consuming, result in costly litigation and diversion of technical and management personnel or require us to introduce new content or trademarks, develop non-infringing technology or enter into royalty or licensing agreements. These royalty or licensing agreements, if required, may not be available on acceptable terms, if at all. Our ability to execute on our business strategy will suffer if a successful claim of infringement is brought against us and we are unable to introduce new content or trademarks, develop non-infringing technology or license the infringed or similar technology on a timely basis.

REVENUES FROM SUBSCRIPTION SERVICES MAY FAIL TO DEVELOP, WHICH WOULD HARM OUR RESULTS OF OPERATIONS.

     While we intend to generate revenues through subscription services that provide access to premium content and pay-per-view events, we have no experience in doing so and our failure to generate revenues from these sources would harm our results of operations. While subscription services are a viable business alternative to cover sporting events on television, subscription services for our programming may not develop for a variety of reasons. These include:

     - our failure to develop and implement a successful strategy for subscription services;

     - delays in the development of broadband systems that enable increased bandwidth for content and provide faster access for consumers;

     - consumers' unwillingness to pay for the programming offered through subscription services;

     - prohibitive costs of producing higher quality programming for subscription services; and

     - security concerns in transmitting payment information for the subscription services.

CHANGES IN REGULATION OF THE INTERNET COULD LIMIT OUR BUSINESS PROSPECTS. OUR INTERNET ACTIVITIES MAY BECOME SUBJECT TO ADDITIONAL TAXES, WHICH COULD NEGATIVELY AFFECT OUR RESULTS OF OPERATIONS.

     We are subject to the same federal, state and local laws as other businesses on the Internet. Today there are relatively few laws directed towards online services. However, due to the increasing popularity and use of the Internet and other online services, it is possible that a number of laws and regulations may be adopted with respect to the Internet or other online services. Changes in regulation of the Internet could affect our results of operations. These laws and regulations could cover issues such as user privacy, freedom of expression, pricing, fraud, content and quality of products and services, taxation, advertising, intellectual property rights and information security. Applicability to the Internet of existing laws governing issues such as property ownership, copyrights and other intellectual property issues, taxation, libel, obscenity and personal privacy is uncertain. The vast majority of these laws were adopted prior to the advent of the Internet and related technologies and, as a result, do not contemplate or address the unique issues of the Internet and related technologies. Those laws that do reference the Internet, such as the recently passed Digital Millennium Copyright Act, have not yet been interpreted by the courts and their applicability and reach are therefore uncertain.

     Several states have also proposed legislation that would limit the uses of personal user information gathered online or require online services to establish privacy policies. The Federal Trade Commission has also initiated action against at least one online service regarding the manner in which personal information is collected from users and provided to third parties. While we do not sell information about users on our sites, we have historically collected demographic data about our users to assist us in marketing our sponsorship arrangements. Changes to existing laws or the passage of new laws intended to address these issues, including some recently proposed changes, could directly affect the way we do business or could create uncertainty in the marketplace.

     In addition to government regulation of the Internet, businesses and other organizations may restrict access to the Internet at work. Many users access the Internet through computer terminals at work, either because they do not have access at home or because the networks at work provide faster and more reliable access. Access at work may increase if employers upgrade their technology more quickly than individual consumers in response to the development of broadband solutions. In response to Internet use by employees or consultants at work, employers may impose regulations limiting or eliminating Internet or broadband access on their equipment. To the extent that many of our users access our web sites at work, our audience could diminish if businesses and other organizations restrict Internet access at work.

ACCEPTANCE OF PROPERTY AND SERVICES AS PAYMENT MAY PROVIDE LESS WORKING CAPITAL FLEXIBILITY THAN A CASH PAYMENT WOULD PROVIDE.

     We have received property or services, including computer equipment, Internet access, digital cameras and telecommunications equipment and services as payment for some of our sponsorships. While these property and services allow us to develop and distribute our programming content, they do not provide us with the same working capital flexibility that a cash payment would provide. We expect to reduce the amount of property and services accepted as payment in future periods, but may not be successful in doing so.

IF WE ARE NOT SUCCESSFUL IN INTEGRATING TOTAL SPORTS WITH OUR ORGANIZATION, THE COMBINED COMPANY MAY BE UNABLE TO OPERATE EFFICIENTLY.

     The combined company's ability to operate efficiently will depend in part on the integration of Quokka's and Total Sports's operations and personnel in a timely and efficient manner. In order for the combined company to provide enhanced and more valuable content and services to its customers, the combined company will need to integrate its operations, technology and content. This integration may be difficult and unpredictable because our web sites and Total Sports' web sites have been developed independently and were designed without regard to integration. Successful integration of the two companies' operations, technology and content also requires coordination of different development and engineering teams, as well as sales and marketing efforts and personnel. This, too, may be difficult and unpredictable because of possible cultural conflicts between Quokka and Total Sports as well as difficulties related to the geographical separation of the two companies' primary operations. If the two companies cannot successfully integrate their operations, technology and personnel, the combined company may not be able to operate efficiently or realize the expected benefits of the merger.

                                USE OF PROCEEDS

     We will not receive any proceeds from the sale of the common stock by the selling stockholders.

                              SELLING STOCKHOLDERS

     The common stock covered by this prospectus consists of shares issued or issuable upon conversion of our amended 7.0% convertible promissory notes due September 15, 2005, conversion of our 7.0% series A senior convertible preferred stock that may be converted into common stock beginning in November 2001, and the exercise of warrants to purchase shares of our common stock. The selling stockholders originally acquired all of the notes and warrants in exchange for a cash investment of $77.4 million given to us on September 15, 2000. On February 22, 2001, the notes were restructured. As a part of that restructuring $24.0 million of the notes were repurchased for $12.0 million in cash, and the terms of the remaining notes were amended. Prior to this restructuring, noteholders converted notes representing approximately $4.2 million in principal and accrued interest into approximately 21.1 million shares of common stock. After these conversions and the restructuring, the total amount of amended notes outstanding, including interest as of February 22, 2001, was approximately $52.1 million. The amended notes can be converted at any time at a conversion price of $0.75 per share. As a part of the restructuring, we issued to the noteholders 40,000 shares of 7.0% series A senior convertible preferred stock. Beginning in November 2001, the preferred stock can be converted into common stock at a conversion price of $1.50 per share.

     The following table sets forth certain information regarding the selling stockholders and is based solely upon information supplied by the noteholders, our officers, directors and principal stockholders and Schedules 13D and 13G filed with the SEC. The table includes:

     - the name of each selling stockholder;

     - the ownership prior to the offering by the selling stockholders, showing the number of shares beneficially owned by a selling stockholder unrelated to the notes and warrants, the maximum number of shares a selling stockholder could acquire absent contractual restrictions and the more limited number and percent of shares that each selling stockholder can actually acquire because of contractual terms limiting conversion to either 4.99% or 9.99% of our outstanding shares;

     - each selling stockholder's pro rata portion of the aggregate number of shares registered under this prospectus and the limited number of shares that are expected to be offered as a result of the contractual restrictions referenced above; and

     - beneficial ownership of each selling stockholder after the offering.

     The following table does not take into account our proposed 1-for-50 reverse stock split that will be voted on by our stockholders at our annual meeting to be held on April 12, 2001. Should our stockholders approve this reverse split, it will become effective on or around April 13, 2001, at which time each common stockholder of Quokka will own the number of shares of common stock equal to the number of shares owned immediately prior to the effectiveness of the reverse stock split divided by 50. For more information regarding this reverse stock split, see our proxy statement on Schedule 14A, filed with the SEC on March 9, 2001, and amended on March 20, 2001.

                              SELLING STOCKHOLDERS

                                                                BEFORE OFFERING
                                                        --------------------------------
                                                          MAXIMUM
                                                         BENEFICIAL         LIMITED        THE OFFERING      AFTER OFFERING
                                                         OWNERSHIP     -----------------   ------------   ---------------------
                                                           ABSENT      BENEFICIAL            MAXIMUM        BENEFICIAL
                                                        RESTRICTIONS   OWNERSHIP     %        NUMBER        OWNERSHIP       %
                      NOTEHOLDER                            (1)           (1)       (1)    OF SHARES(2)        (3)         (3)
                      ----------                        ------------   ----------   ----   ------------   --------------   ----
Deutsche Bank AG......................................   14,737,803    4,417,919    4.99%   27,512,344              0         *
GE Capital Equity Investments, Inc.(4)................   13,637,023    9,335,397    9.99    18,341,563      1,355,521      1.59%
National Broadcasting Company, Inc.(4)................   13,637,023    9,335,397    9.99     4,585,391      1,355,521      1.59
Cranshire Capital, L.P. ..............................   11,010,410    8,740,177    9.99    17,110,465         32,686         *
Societe Generale......................................    9,544,758    4,279,292    4.99    15,514,773              0         *
Advantage Fund II Ltd. ...............................    8,718,936    8,718,936    9.89    12,201,021              0         *
Velocity Investment Partners Ltd. ....................    4,725,173    4,725,173    5.32     9,769,328              0         *
Lionhart Investments Ltd. ............................    7,463,299    7,463,299    8.66     9,183,696              0         *
Canadian Imperial Holdings Inc. ......................    4,912,601    4,417,919    4.99     9,170,781              0         *
DIRECTV Enterprises, Inc. ............................    4,912,601    4,912,601    5.52     9,170,781              0         *
RS Orphan Fund, L.P.(5)...............................    3,930,081    3,930,081    4.46     5,089,784              0         *
Hare & Co. A/C Bank of New York.......................    1,473,780    1,473,780    1.72     2,751,234              0         *
RS Orphan Offshore Fund, L.P.(5)......................    3,930,081    3,930,081    4.46     2,246,841              0         *
Middlefield Ventures, Inc.(6).........................      982,520      982,520    1.15     1,834,156              0         *
Accel VI L.P.(7)......................................    4,487,549    4,487,549    5.27     1,493,003      3,505,029      4.17
Accel Internet Fund II L.P.(7)........................    4,487,549    4,487,549    5.27       190,752      3,505,029      4.17
Accel Keiretsu VI L.P.(7).............................    4,487,549    4,487,549    5.27        23,844      3,505,029      4.17
Accel Investors '98 L.P.(7)...........................    4,487,549    4,487,549    5.27       126,557      3,505,029      4.17
Rana General Holding Ltd. ............................    1,144,017    1,144,017    1.35     1,444,658        791,843         *
Media Technology Ventures, L.P.(8)....................    5,878,452    5,878,452    6.91     1,369,190      4,895,932      5.82
Media Technology Ventures Entrepreneurs Fund,
  L.P.(8).............................................    5,878,452    5,878,452    6.91       176,791      4,895,932      5.82
Media Technology Equity Partners, L.P.(8).............    5,878,452    5,878,452    6.91       260,846      4,895,932      5.82
Media Technology Entrepreneurs Fund II, L.P.(8).......    5,878,452    5,878,452    6.91        18,158      4,895,932      5.82
Thomson Management Growth Fund, L.P.(8)...............    5,878,452    5,878,452    6.91         9,171      4,895,932      5.82
Taib Bank E.C. .......................................      491,260      491,260       *       917,078              0         *
Sanford R. Robertson..................................      512,849      512,849       *       917,078         21,589         *
Wakefield Group II LLC................................    2,617,301    2,617,301    3.09       917,078      2,126,041      2.53
Paul H. Stephens and Eleanor M. Stephens TTEE U T A
  DTD 7 6 98(5).......................................      491,260      491,260       *       917,078              0         *
AIM Investment Limited................................      491,260      491,260       *       917,078              0         *
Glenwood Partners II..................................      294,756      294,756       *       550,247              0         *
Augustus O. Tai(9)....................................    3,116,537    3,116,537    3.70       366,831      2,920,033      3.47
Shennan Family Partnership(9).........................    3,135,019    3,135,019    3.72       366,831      2,938,515      3.49
Lawrence K. Orr(9)....................................    3,018,285    3,018,285    3.58       183,416      2,920,033      3.47
M. Kathleen Behrens...................................      101,329      101,329       *       183,416          3,077         *
  TOTAL...............................................                                     155,831,259

-------------------------
 *  Less than one percent (1%)

(1) The shares of common stock beneficially owned before the offering equals the sum of (a) any shares beneficially owned unrelated to the amended notes and warrants, (b) the shares beneficially owned by the selling stockholder due to conversions of original notes prior to the date of this table, and (c) the shares beneficially owned by the selling stockholder upon conversion of amended notes and exercise of warrants, assuming a conversion price of $0.75. The assumed conversion price of $0.75 is set forth in the amended notes. For more information on the conversion of the amended notes, see the section of this prospectus entitled "Description of Amended Convertible Promissory Notes and Warrants."

     The "maximum beneficial ownership absent restrictions" column is offered for informational purposes only and represents the number of shares owned by a selling stockholder if it were able to convert all of its notes and exercise all of its warrants. The "limited beneficial ownership" column identifies the beneficial ownership after applying the contractual restrictions contained in the amended notes, the warrants and the restructuring agreement that restrict a selling stockholder from exceeding a certain percentage ownership. The percentage cap is 4.99% for Deutsche Bank AG, Societe General and Canadian Imperial Holdings, Inc., and 9.99% for all other selling stockholders, of the total issued and outstanding common stock of the company.

     The preferred shares held by each selling stockholder are not included in the calculation of that selling stockholder's beneficial ownership, but are included in the calculation of the maximum number of shares that each selling stockholder may offer under this registration statement and as set forth in the "the offering -- maximum number of shares" column. The preferred shares are not convertible into voting common stock until November 22, 2001 and the underlying common stock is therefore not deemed to be beneficially owned as of the date of this table.

     Percentages are shown only for the "limited beneficial ownership" column as this column represents the anticipated beneficial ownership due to the contractual restrictions described above.

     Percentages are based on 84,117,542 shares of our common stock outstanding as of March 20, 2001. In calculating the percentage for each selling stockholder, the shares represented by item (c) in the first paragraph of this footnote (1) above are included in the denominator of the shares outstanding for that selling stockholder but are not included in the denominator for any other person.

(2) Represents each selling stockholder's share of (a) the 121,632,501 shares of common stock being registered pursuant to this registration statement and
    (b) the 34,198,758 shares previously registered under Registration Statement on Form S-3 No. 333-47952. The total amount of 155,831,259 represents (a) 21,116,804 shares previously issued to six noteholders upon conversion of original notes, prior to the restructuring of the notes and (b) the good faith estimate of the number of shares that may be issued upon conversion of all the amended notes, exercise of all the warrants and conversion of all the preferred shares assuming: (1) the amended notes, warrants and preferred shares are not converted or exercised until the expiration of the notes and warrants on September 15, 2005 and (2) we continue to elect to make interest payments on the amended notes with payments-in-kind rather than cash, having the effect of increasing the face amount of the amended notes and therefore the number of shares issuable upon conversion of the amended notes.

     The 21,116,804 shares discussed by item (a) in the first paragraph of this footnote (2) represent 6,619,172 shares issued to Cranshire Capital, L.P., 2,639,478 shares issued to Societe Generale, 4,668,671 shares issued to Advantage Fund II Ltd., 954,659 shares issued to Velocity Investment Partners Ltd., 5,442,981 shares issued to Lionhart Investments Ltd., and 791,843 shares issued to Rana General Holding Ltd. upon the conversion of original notes held by these entities prior to the February 22, 2001 restructuring. These are being registered in addition to the shares being registered for the conversion and exercise of the currently outstanding amended notes, warrants and preferred stock.

(3) The shares of common stock beneficially owned after the offering equals the shares beneficially owned unrelated to the amended notes and warrants. Percentages are based on 84,117,542 shares of our common stock outstanding as of March 20, 2001, adjusted as required by rules promulgated by the SEC.

(4) Includes 5,521 shares owned by Union Fidelity Life Insurance Company (UFLIC), a company affiliated with GE Capital Equity Investments, Inc. (GECEI) and National Broadcasting Company, Inc. (NBC). GECEI and NBC are affiliated entities. GECEI is a subsidiary of General Electric Capital Corporation (GE Capital), GE Capital is a subsidiary of General Electric Capital Services, Inc. (GECS), and GECS is a subsidiary of General Electric Company (GE). NBC is a subsidiary of National Broadcasting Company Holding, Inc. (NBCH), and NBCH is a subsidiary of GE. UFLIC is a subsidiary of General Electric Capital Assurance Company (GECAC), GECAC is a subsidiary of GNA Corp. (GNA), GNA is a subsidiary of GE Financial Assurance Holdings, Inc. (GEFA), and GEFA is a subsidiary of GE Capital. Each of GECEI and NBC disclaim beneficial ownership of the 5,521 shares owned by UFLIC. GECEI and NBC each disclaim beneficial ownership of the shares beneficially owned by the other.

(5) RS Orphan Fund, L.P. and RS Orphan Offshore Fund, L.P. (the Orphan Funds) are affiliated entities as they are under the common control of Value Group LLC, the general partner of RS Orphan Fund, L.P. and the investment advisor of RS Orphan Offshore Fund, L.P. The beneficial ownership of the Orphan Funds includes the shares that may be acquired by RS Orphan Fund, L.P. and the shares that may be acquired by RS Orphan Offshore Fund, L.P. Paul H. Stephens, the portfolio manager for each of the Orphan Funds, may be deemed to be the beneficial owner of the shares that may be acquired by the Orphan Funds. Mr. Stephens, who is the beneficial owner of the shares that may be acquired by the trust Paul H. Stephens and Eleanor M. Stephens TTEE U/T/A DTD 7/6/98, disclaims beneficial ownership of the shares that may be acquired by the Orphan Funds within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934.

(6) Middlefield Ventures, Inc. is a wholly owned subsidiary of Intel Corporation, which directly owns 4,184,093 shares.

(7) Includes an aggregate of 3,505,029 shares beneficially owned by the Accel entities identified in the table unrelated to the amended notes and warrants, including 2,839,875 shares owned by Accel VI L.P., 362,834 shares owned by Accel Internet Fund II L.P., 45,354 shares owned by Accel Keiretsu VI L.P. and 240,726 shares owned by Accel Investors '98 L.P. Includes 16,240 shares owned by Accel Investors '99(C) LP, an affiliated entity that did not acquire any amended notes or warrants.

(8) Barry M. Weinman, a director of Quokka, is a general partner of each of these affiliated funds (the MTV Funds) and, as such, may be deemed to have an indirect pecuniary interest (within the meaning of Rule 16a-1 under the Securities Exchange Act of 1934) in an indeterminate portion of the shares beneficially owned by these funds. Mr. Weinman disclaims beneficial ownership of these shares within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934. Includes an aggregate of 4,895,932 shares owned the MTV Funds unrelated to the amended notes and warrants, including 3,654,794 shares owned by Media Technology Ventures, L.P., 471,907 shares owned by Media Technology Ventures Entrepreneurs Fund, L.P., 696,290 shares owned by Media Technology Equity Partners, L.P., 48,464 shares owned by Media Technology Entrepreneurs Fund II, L.P. and 24,477 shares owned by Thomson Management Growth Fund, L.P.

(9) Includes 2,759,534 shares owned by Trinity Ventures V, LP and 160,499 shares owned by Trinity V, Side-by-Side Fund, LP. The beneficial ownership for the Shennan Family Partnership includes 2501 shares owned directly by that entity and 15,981 shares owned by the Shennan 1995 Trust. James G. Shennan, a former director of Quokka, is affiliated with the Shennan Family Partnership and the Shennan 1995 Trust. Messrs. Shennan, Tai and Orr are general partners of Trinity Ventures V, LP and Trinity V, Side-by-Side Fund, LP and therefore may be deemed to have an indirect pecuniary interest (within the meaning of Rule 16a-1 under the Securities Exchange Act of 1934) in an indeterminate portion of the shares beneficially owned by these entities. Messrs. Shennan, Tai and Orr disclaim beneficial ownership of the Trinity entities' shares within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934.

     The number of shares that may be actually sold by each selling stockholder will be determined by such selling stockholder. Because each selling stockholder may sell all, some or none of the shares of common stock which it holds, and because the offering contemplated by this prospectus is not currently being underwritten, we cannot estimate the number of shares of common stock that will be held by the selling stockholders upon termination of the offering. We also cannot determine the exact number of shares of common stock that we will ultimately issue upon conversion of the amended notes, conversion of the preferred stock and exercise of the warrants. The number of shares of common stock issuable upon conversion of the amended notes will decline if amended notes are converted, will change if there are stock splits, combinations, other distributions or other similar events, or if we continue to elect to pay interest on the amended notes with payments-in-kind rather than cash. The number of shares of common stock underlying warrants owned by each noteholder will decline if warrants are exercised and will change if there are stock splits, combinations, other distributions and other similar events. The number of shares of common stock issuable upon conversion of the preferred stock will decline if preferred stock is converted, will change if there are stock splits, combinations, other distributions or other similar events.

     Each selling stockholder identified in this prospectus has agreed to notify us of any information that is required to be disclosed in this prospectus so that the information contained in this prospectus is not materially misleading and does not omit to state any material fact required to be stated in this prospectus or necessary to make the statements in this prospectus not misleading in light of the circumstances in which the statements were made.

                              PLAN OF DISTRIBUTION

     The selling stockholders may offer and sell shares from time to time. As used in this prospectus, "selling stockholders" includes donees, pledgees, transferees and other successors in interest selling shares received from a selling stockholder after the date of this prospectus as a gift, pledge, partnership distribution or other non-sale transfer. The selling stockholders are required to inform us of any transfers that occur so we can amend or supplement this prospectus in compliance with applicable securities laws.

     The selling stockholders will act independently of Quokka in making decisions with respect to the timing, manner and size of each sale. Sales of the shares being sold by the selling stockholders are for the selling stockholders' own accounts. We will not receive any proceeds from the sale of the shares offered hereby. Sales may be made in one or more transactions over the Nasdaq National Market or otherwise, at fixed prices, at market prices at the time of sale, at varying prices determined at the time of sale or at negotiated prices. The shares may be sold by one or more of the following:

     - a block trade in which the broker-dealer engaged by a selling stockholder will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

     - purchases by the broker-dealer as principal and resale by the broker or dealer for its account pursuant to this prospectus; and

     - ordinary brokerage transactions and transactions in which the broker solicits purchasers.

     The selling stockholders have advised us that they have not, as of the date of this prospectus, entered into any agreements, understandings or arrangements with any underwriters or broker-dealers for the sale of shares, nor is there an underwriter or coordinating broker acting in connection with the proposed sale of shares by the selling stockholders.

     In connection with distributions of the shares or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with these transactions, broker-dealers or financial institutions may engage in short sales of the shares in the course of hedging the positions they assume with selling stockholders. The selling stockholders may also sell shares short and redeliver the shares to close out these short positions. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions that require the delivery to the broker-dealer or financial institution of the shares, which the broker-dealer or financial institution may resell or otherwise transfer under this prospectus. The selling stockholders may also loan or pledge the shares to a broker-dealer or other financial institution and the broker-dealer or financial institution may sell the shares so loaned or, upon a default, the broker-dealer may sell the pledged shares under this prospectus.

     The shares of common stock described in this prospectus may be sold from time to time directly by the selling stockholders. Alternatively, the selling stockholders may from time to time offer shares of common stock to or through underwriters, broker-dealers or agents. Broker-dealers engaged by the selling stockholders may arrange for other broker-dealers to participate in selling shares. The selling stockholders and any underwriters, broker-dealers or agents that participate in the distribution of the shares of common stock may be deemed to be "underwriters" within the meaning of the Securities Act of 1933 and will be required to deliver a copy of this prospectus to any person who purchases any common stock from or through such underwriter, broker-dealer or agent. Any profits on the resale of shares of common stock and any compensation in the form of commissions, discounts or concessions received by any underwriter, broker-dealer or agent may be deemed to be underwriting discounts and commissions under the Securities Act. Broker-dealers or agents may also receive compensation in the form of discounts, concessions or commissions from the purchasers of shares for whom the broker-dealers may act as agents or to whom they sell as principal, or both. The compensation as to a particular broker-dealer might exceed customary commissions.

     In the event of a "distribution" of shares by a selling stockholder, the selling stockholder, any selling broker or dealer and any "affiliated purchasers" may be subject to Regulation M under the Securities Exchange Act of 1934, which would generally prohibit these persons from bidding for or purchasing any security that is the subject of the distribution until his or her participation in that distribution is completed. In addition, Regulation M generally prohibits any "stabilizing bid" or "stabilizing purchase" for the purpose of pegging, fixing or stabilizing the price of common stock in connection with this offering.

     Any shares covered by this prospectus that qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than under this prospectus. The selling stockholders may elect to not sell the shares they hold. The selling stockholders may transfer, devise or gift such shares by other means not described in this prospectus. To comply with the securities laws of certain jurisdictions, the common stock must be offered or sold only through registered or licensed brokers or dealers. In addition, in certain jurisdictions, the shares of common stock may not be offered or sold unless they have been registered or qualified for sale or an exemption is available and complied with.

     Quokka and the selling stockholders have agreed to indemnify each other and other related parties against specified liabilities, including liabilities arising under the Securities Act. The selling stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of shares against liabilities, including liabilities arising under the Securities Act.

     We will bear all expenses of the offering of the common stock, including registration and filing fees, printing expenses, administrative expenses and certain legal and accounting fees. The selling stockholders will pay any applicable underwriting commissions and expenses, brokerage fees and transfer taxes, as well as the fees and disbursements of counsel to and experts for the selling stockholders.

     This prospectus will be supplemented or amended to satisfy requirements under the Securities Act or other applicable laws.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

     Our authorized capital stock consists of 250,000,000 shares of common stock, $0.0001 par value per share and 10,000,000 shares of preferred stock, $0.0001 par value per share. As of March 20, 2001, there were 84,117,542 shares of our common stock and 40,000 shares of our preferred stock outstanding.

     The transfer agent for our common stock is EquiServe LLP. Its telephone number in the United States is (781) 575-3400. The transfer agent for our preferred stock is Cooley Godward LLP. Its telephone number in the United States is (415) 693-2000.

DESCRIPTION OF COMMON STOCK

     The common stock registered for resale in this prospectus is of the same class as our outstanding common stock that is registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended, and which trades on the Nasdaq National Market under the symbol "QKKA."

     The description of our capital stock is available in our filings with the SEC referenced in the section "Incorporation by Reference" and can be obtained as described in the section "Where You Can Find More Information." The description of our capital stock is a summary only and is qualified in its entirety by the complete provisions of the certificate of incorporation, bylaws and investors' rights agreement, which are filed or incorporated by reference in the registration statement of which this prospectus is a part.

     As described below under "Description of Amended Convertible Promissory Notes and Warrants" and "Description of Preferred Stock," we have also issued amended 7.0% convertible promissory notes in a face amount of approximately $52.1 million, subject to adjustment, and 40,000 shares of 7.0% series A senior convertible preferred stock. In the event of a liquidation or bankruptcy or other similar event, the amended notes and preferred stock will rank senior to the common stock upon any distribution. Accordingly, upon such a distribution event, the holders of our outstanding common stock will receive a smaller amount of the distribution than their ownership percentage in the company may suggest and will only receive a payment if funds or assets remain after full payment to the noteholders and preferred stock holders. See "Risk Factors -- Our common stock is subordinate to the amended notes and the 7.0% series A senior convertible preferred stock upon the sale of all or substantially all of our assets and upon our liquidation or bankruptcy and will only be paid if funds or assets remain after full payment to the noteholders."

DESCRIPTION OF PREFERRED STOCK

     The board of directors has the authority, without further action by the stockholders, to issue up to 10,000,000 shares of preferred stock in one or more series and to designate the rights, preferences, privileges and restrictions of each such series. The issuance of preferred stock could have the effect of restricting dividends on the common stock, diluting the voting power of the common stock, impairing the liquidation rights of the common stock or delaying or preventing a change in control without further action by the common stockholders. We currently have only one series of preferred stock outstanding, consisting of 40,000 shares of 7.0% series A senior convertible preferred stock. We have no present plans to issue any additional shares of preferred stock or designate any additional classes or series of preferred stock.

7.0% SERIES A SENIOR CONVERTIBLE PREFERRED STOCK

  General

     On February 22, 2001, in relation to the restructuring of the 7.0% convertible promissory notes that we issued in September 2000, we issued to the selling stockholders 40,000 shares of our 7.0% series A senior convertible preferred stock, $0.0001 par value per share. The stated value of the series A preferred stock is $1,000 per share. The series A preferred stock, with respect to dividend rights and rights on liquidation, dissolution or winding up, ranks senior to all of Quokka's other equity securities, and any other series or class of preferred stock, common stock or other capital stock which Quokka may authorize or issue in the future.

  Dividends

     The holders of the series A preferred stock may be entitled to receive dividends, if declared by our board of directors out of our assets that we can legally use to pay dividends. We are not required to pay dividends to the holders of the series A preferred stock.

     The holders of series A preferred stock are entitled to receive 7.0% per annum payments-in-kind in relation to the liquidation value of the preferred stock. For more details on this liquidation value dividend, see the section entitled "Description of Capital Stock -- 7.0% Series A Senior Convertible Preferred Stock -- Liquidation Preference."

  Voting Rights

     Other than as required by law, the holders of the series A preferred stock have no voting rights except that the consent of holders of at least a majority of all issued and outstanding series A preferred stock will be required to effect:

     - any adoption, restatement or modification of Quokka's amended and restated certificate of incorporation, by-laws, certificates of designation or other governance documents which would change or otherwise adversely affect the rights of the holders of the series A preferred stock; and

     - the authorization, creation or issuance of any shares of capital stock or other equity or equity-linked securities which are ranked prior to, or are pari passu with, the series A preferred stock or any shares of capital stock or other equity or equity-linked securities which are ranked junior to the series A preferred stock if the terms of such junior securities provide for any dividends or distribution payable in cash, stock or other assets or property of Quokka.

  Liquidation Preference

     In the event of our liquidation, dissolution or winding up, the holders of the series A preferred stock will be entitled to a liquidation preference before any amounts are paid to the holders of our common stock. The liquidation value of each share of series A preferred stock is equal to the stated value of the preferred stock increased at a rate of 7.0% per annum, compounded quarterly, plus any accrued but unpaid dividends on any outstanding series A preferred stock, such amount to be referred to in this registration statement as the "liquidation value." If, upon our liquidation, dissolution or winding up, there are insufficient assets to permit full payment to the holders of the series A preferred stock their liquidation value, the assets will be ratably distributed to the holders.

  Conversion

     Beginning on November 22, 2001, the selling stockholders will have the right, at any time, to convert all or part of their series A preferred stock into shares of Quokka common stock. The number of shares of common stock to be issued upon conversion of the series A preferred stock is determined by dividing the liquidation value of the series A preferred stock at the time of the conversion by the conversion price. The conversion price is initially set at $1.50, and will be adjusted for stock splits, combinations, certain dividends and distributions and other similar events. In addition, the initial conversion price will also be adjusted on a weighted average basis in the event we issue additional securities below the then applicable conversion price or the then market price of our common stock. There will be no anti-dilution adjustment if we issue options or warrants to employees, directors or bona fide consultants pursuant to plans approved by our board of directors or the number of shares equal to 10% of the number of shares we issue as consideration in an acquisition approved by our board of directors and otherwise allowed under the terms of the agreements entered into with the noteholders. Should the conversion price be adjusted, Quokka will furnish to each holder of series A preferred stock a certificate setting forth such adjustment. No fractional shares will be issued upon the conversion of the preferred stock into common stock. In lieu of fractional shares, we will pay cash equal to the fractional shares owed multiplied by the closing price per share of Quokka common stock on the trading day immediately preceding the conversion date.

     In addition, no holder may convert any series A preferred stock exceeding the number of shares, which upon giving effect of such conversion, would cause the holder, together with the holder's affiliates, to have acquired a number of shares of common stock during the 60-day period ending on the date of conversion which, when added to the number of shares of common stock held at the beginning of such 60-day period, would exceed 9.99% of our then outstanding common stock, excluding for purposes of such determination any shares of common stock issuable upon conversion of the series A preferred stock that have not been converted, conversion of the amended 7.0% convertible notes that have not been converted and exercise of the related warrants that have not been exercised. For certain selling stockholders, their percentage ownership may not exceed 4.99%.

  Redemption Upon a Change of Control or Permitted Asset Sale

     Upon the closing of a merger or consolidation transaction, Quokka must redeem each outstanding share of series A preferred stock at a redemption price per share equal to the lesser of (i) the aggregate liquidation value of the outstanding series A preferred stock or (ii) the proceeds received in the change of control transaction, net of fees paid to investment bankers and finders, if any, and severance payments made to senior management or executive members of our board of directors, such amount referred to in this registration statement as the "change of control net proceeds," and less any management incentive payment. If the change of control net proceeds are less than the aggregate liquidation value of the outstanding series A preferred stock, 90% of the change in control net proceeds will be set aside to redeem all outstanding shares of series A preferred stock, with the balance of the change in control net proceeds applied to a management incentive payment.

     Upon the closing of a permitted asset sale, Quokka must use 90% of the proceeds received in the asset sale, net of fees paid to investment bankers and finders, if any, and severance payments made to senior management associated with the asset sale, to redeem on a pro rata basis the outstanding series A preferred stock at the preferred stock's liquidation value, with the balance of the asset sale net proceeds applied to a management incentive payment.

     Quokka shall not permit a merger, consolidation or permitted asset sale to occur unless the consideration is payable entirely in cash or permitted common stock consideration.

  Registration Rights of Common Stock Underlying Preferred Shares

     Subject to some limitations, we have agreed to the following: (1) registering the shares of common stock underlying the series A preferred stock,
(2) avoiding the suspension of trading in our common stock in excess of 60 days in any 12 months, and (3) maintaining enough authorized shares of common stock to enable the conversion of the preferred stock.

DESCRIPTION OF AMENDED CONVERTIBLE PROMISSORY NOTES AND WARRANTS

  General

     On September 15, 2000, we issued notes in an aggregate face amount of $77.4 million and issued warrants to purchase an aggregate of 2,805,750 shares of our common stock. On February 22, 2001, we restructured the notes. As a part of the restructuring, we repurchased on a pro rata basis $24.0 million of the notes for total cash payments of $12.0 million, and the terms of the remaining notes were amended. Prior to the restructuring, noteholders converted original notes representing approximately $4.2 million in principal and accrued interest into approximately 21.1 million shares of common stock. After these conversions and the restructuring, the total amount of amended notes outstanding, including interest as of February 22, 2001, was approximately $52.1 million. The amended notes can be converted at any time at a conversion price of $0.75 per share.

     On October 19, 2000, we filed with the SEC a prospectus registering 34,198,758 shares, which was a good faith estimate of the number of shares issuable upon conversion of the original notes and exercise of the warrants. Under this current prospectus we are registering an additional 121,632,501 shares of our common stock. The total amount of 155,831,259 shares registered represents: (a) 21,116,804 shares previously issued to six noteholders upon conversion of the original notes, prior to the restructuring of the notes and
(b) the good faith estimate of the number of shares that may be issued upon conversion of all the amended notes, exercise of all the warrants and conversion of all the series A preferred shares assuming: (i) the amended notes, warrants and preferred shares are not converted or exercised until the expiration of the amended notes and warrants on September 15, 2005, (ii) the conversion price on the amended notes and preferred shares are not adjusted for anti-dilution or for other matters such as a stock split or dividend payment and (ii) we continue to elect to make interest payments on the amended notes with payment-in-kind interest payments rather than cash, which have the effect of increasing the face amount of the amended notes and therefore the number of shares issuable upon conversion of the amended notes.

  Payment of Principal and Interest on the Notes

     The amended notes mature on the earlier of (i) a change of control transaction or a permitted asset sale, as applicable, or (ii) September 15, 2005. Upon a change of control transaction or a permitted asset sale, 90% of the net proceeds from the transaction will be set aside to redeem all outstanding shares of series A preferred stock. Once all outstanding shares of preferred stock are redeemed, the noteholders are entitled to receive 45% of any balance remaining of the 90% of the net proceeds. If the amended notes mature on September 15, 2005, we must pay in cash the face amount of the amended notes, together with all accrued and unpaid interest and payments on the amended notes.

     Interest on the amended notes accrues at a rate of 7.0% per annum, accruing daily and compounded quarterly. We may elect to pay interest on the amended notes either in cash or by a "payment-in-kind," which means adding an amount equal to the interest payable to the then outstanding face amount of the amended note. If we elect to pay interest with payments-in-kind, the number of shares of common stock issuable upon conversion of the amended notes will increase because the face amount of the amended notes will increase. For example, following the restructuring of the notes in February 2001, assuming (1) no amended notes were converted during their 5-year term, (2) the conversion price remains at $0.75 per share, and (3) all interest payments were payments-in-kind, then the aggregate face amount of the amended notes would increase by approximately $19.4 million, which would be convertible into approximately 25.9 million shares of common stock; in aggregate, including the payment-in-kind interest payments, the face amount of the amended notes on September 15, 2005 would be approximately $71.5 million, which would be convertible into an aggregate of approximately
95.3 million shares of common stock. We may incur contingent beneficial conversion charges if the interest on the amended notes is paid as payment-in-kind interest. On January 2, 2001, we paid the all of the interest due on the original notes as of December 31, 2000 as payment-in-kind interest. On February 22, 2001, the date the notes were restructured, all interest accrued between December 31, 2000 and February 22, 2001 that was not paid as part of the repurchase of $24.0 million of the original notes, was added to the face amount of the amended notes.

  Restrictive Covenants

     We are subject to certain restrictions under the terms of the amended notes. The negative covenants restrict us and any of our subsidiaries from, among other things, taking the following actions without the consent of the noteholders:

     - incurring or assuming additional indebtedness, other than indebtedness evidenced by the amended notes, indebtedness existing on February 22, 2001 which was incurred in compliance with the amended notes and the transaction documents, indebtedness owed between Quokka and its subsidiaries and permitted indebtedness. Permitted indebtedness means, with respect to Quokka: (i) taxes or other government assessments or charges not yet due and payable, (ii) obligations under workmen's compensation, unemployment insurance, social security or public liability laws or similar legislation, (iii) bids, tenders or contracts (other than contracts for the payment of money) made in the ordinary course of business, (iv) public or statutory obligations of Quokka or any of our subsidiaries; (v) all deferred taxes and (vi) all unfunded pension fund and other employee benefit plan obligations and liabilities but only to the extent permitted to remain unfunded under applicable law;

     - declaring dividends, purchasing or redeeming capital stock or otherwise incurring any liability to make any other payment or distribution of cash or other property;

     - other than as specifically allowed by the noteholders, the selling assets or properties outside the ordinary course of business;

     - liquidating the company;

     - entering into transactions with affiliates outside the ordinary course of business;

     - transferring any voting stock of any subsidiary outside the company and its affiliates;

     - creating or incurring any liens on its properties or assets other than certain permitted liens;

     - acquiring or investing in any assets or business of any person for cash;

     - acquiring or investing in any assets or business of any person other than asset acquisitions in the ordinary course of business, intercompany acquisitions or Board-approved acquisitions; and

     - engaging in any business other than which is the same or reasonably related or complementary to existing businesses of the company and our subsidiaries.

     If we fail to comply with these covenants, an event of default will result, triggering remedies in favor of the noteholders. Among these remedies is the acceleration of the maturity of the amended notes at a premium of 115% of the sum of the face value of the notes, accrued but unpaid interest on the notes and unpaid delay or default amounts on the notes.

  Events of Default and Consequences

     Events of default under the amended notes include: (1) failure to pay the principal on any note when due; (2) an assignment for the benefit of creditors or other bankruptcy or insolvency event; (3) the rendering of a judgment against us in excess of $1 million (net of any insurance coverage) that is not discharged within 60 days; (4) defaults under any mortgage, indenture, agreement or instrument evidencing indebtedness in excess of $4 million; (5) failure to redeem all unconverted notes if we elect to exercise our optional redemption rights; (6) an interfering event (as described below under "Registration Rights of Common Stock Underlying Notes and Warrants"); and (7) the breach of covenants or representations or warranties made to the noteholders.

     If an event of default identified in items (1), (3), (4) or (7) above occurs, then the noteholders may declare the amended notes and any accrued but unpaid interest and payments on the amended notes to be immediately due and payable and demand immediate payment of a premium redemption price equal to 115% of the sum of the face value of the amended notes, any accrued but unpaid interest on the amended notes and any unpaid delay or default amounts on the amended notes. If the event of default in subsection (2) above occurs all of the amended notes and any accrued but unpaid interest and payments on the amended notes will automatically become immediately due and payable at the premium redemption price. If an event of default identified in items (5) or (6) occurs, then the noteholders may declare the amended notes and any accrued but unpaid interest to be immediately due and payable and demand immediate payment of a premium redemption price calculated as described below under "Registration Rights of Common Stock Underlying Notes and Warrants".

     During the continuance of any event of default, the interest on the amended notes will accrue at a rate of 11% per annum on the face amount of the amended notes, plus any accrued but unpaid interest and any unpaid delay or default amounts on the amended notes.

  Conversion Price Adjustments

     The initial conversion price of $0.75 will be adjusted for stock splits, combinations, certain dividends and distributions and other similar events. In addition, the initial conversion price will also be adjusted on a weighted average basis in the event we issue additional securities below the then applicable conversion price or the then market price of our common stock. There will be no anti-dilution adjustment if we issue options or warrants to employees, directors or bona fide consultants pursuant to plans approved by our board of directors or the number of shares equal to 10% of the number of shares we issue as consideration in any acquisition approved by our board of directors and otherwise allowed under the terms of the agreements entered into with the noteholders.

     In addition, no noteholder may convert any amended notes such that, upon giving effect of such conversion, the holder, together with the holder's affiliates, would cause the holder to acquire a number of shares of common stock during the 60-day period ending on the date of conversion which, when added to the number of shares of common stock held at the beginning of such 60-day period, would exceed 9.99% of our then outstanding common stock, excluding for purposes of such determination any shares of common stock issuable upon: conversion of the series A preferred stock that have not been converted, conversion of the amended notes that have not been converted and exercise of the related warrants that have not been exercised. For certain selling stockholders, their percentage ownership may not exceed 4.99%.

  Optional Redemption

     So long as no shares of series A preferred stock are outstanding, we have the right to redeem all (but not less than all) of the notes for cash equal to 100% of the face amount of the notes plus accrued and unpaid interest on the notes and any payments on the notes.

  Voting Rights

     The holders of the notes have no voting rights. Upon conversion of any notes, the shares of common stock issued thereunder will have the same voting rights as holders of our outstanding common stock.

  Right of First Refusal

     If we propose to issue any additional equity securities, convertible securities or equity credit lines, the noteholders have a right to be notified of these future offerings and have a right of first refusal to acquire their pro rata interest of the future offering. This right of first refusal terminates 180 days after the effectiveness of the registration statement we file to register the common stock underlying the notes and warrants. This right of first refusal does not apply to: (1) transactions (the primary purpose of which is not to raise equity capital) involving issuing our securities as consideration in mergers, in connection with strategic partners or as consideration for the acquisition of a business, product or other assets; (2) the issuance of common stock in an underwritten public offering at not less than 90% of the prevailing market price; (3) the issuance of common stock upon conversion or exercise of outstanding options and warrants; or (4) the issuance of options or common stock to employees, directors or bona fide consultants if approved by a majority of our independent, outside directors.

  Warrants

     In connection with the sale of the original notes in September 2000, we issued warrants to purchase up to 2,805,750 shares of our common stock. The warrants were not restructured or amended in February 2001. These warrants expire on September 15, 2005 and have an exercise price of $8.00 per share. If all of these warrants were exercised to purchase 2,805,750 shares of common stock, we would receive proceeds of approximately $22.4 million. The number of shares issuable upon exercise of the warrants will be adjusted for stock splits, combinations other distributions and other similar events. In addition, the exercise price of the warrants will also be adjusted on a weighted average basis in the event we issue additional securities below the then applicable conversion price or the then market price of our stock. There will be no anti-dilution adjustment if (1) we issue options or warrants to employees, directors or bona fide consultants, (2) we issue shares in strategic corporate alliances not undertaken principally for financing purposes, or (3) we issue shares in acquisitions. The holders of the warrants have no voting rights. Upon exercise of any warrants, the shares of common stock issued thereunder will have the same voting rights as holders of our outstanding common stock.

  Registration Rights of Common Stock Underlying Notes and Warrants

     Subject to some limitations, we have agreed to use our best efforts to maintain the liquidity of the common stock underlying the notes and warrants. In particular, we have agreed to the following:

(1) registering the shares of common stock underlying the amended notes and warrants; (2) listing the common stock underlying the amended notes and warrants with the Nasdaq National Market and avoiding any delisting of the shares; (3) avoiding the suspension of trading in our common stock in excess of 60 days in any 12 months; and (4) maintaining enough authorized shares of common stock to enable the conversion of the notes and the exercise of the warrants. The failure to accomplish any of these events would be deemed an "interfering event." If an interfering event occurs (as described above) and is continuing, we may be required to pay to the noteholders a monthly delay payment equal to one percent (1%) of the face amount of the notes, all accrued and unpaid interest on the notes and all unpaid penalties payable on the notes, for each 30 day period (or portion thereof) of the interfering event. In addition, under some circumstances, we may be required to redeem the notes if the interfering event continues at a premium redemption price equal to the greater of (1) 115% of the sum of the face value of the notes, accrued but unpaid interest on the notes and unpaid delay or default amounts on the notes, or (2) the value the noteholder would be entitled to receive upon conversion of the note into common stock at the applicable conversion price followed by the sale of the common stock at the greater market value at either the closing of the redemption or the event triggering the right to redemption.

                      WHERE YOU CAN FIND MORE INFORMATION

     We are a reporting company and file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy these reports, proxy statements and other information at the SEC's public reference rooms at Room 1024, 450 Fifth Street, N.W., Washington, D.C., as well as at the SEC's regional offices at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, Suite 1300, New York, NY 10048. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference rooms. Our SEC filings are also available at the SEC's web site at "http://www.sec.gov." In addition, you can read and copy our SEC filings at the office of the National Association of Securities Dealers, Inc. at 1735 "K" Street, Washington, D.C. 20006.

                           INCORPORATION BY REFERENCE

     The SEC allows us to "incorporate by reference" information that we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 prior to the termination of this offering:

     - Annual Report on Form 10-K for the year ended December 31, 2000;

     - Current Report on Form 8-K, filed April 14, 2000, as amended on Form 8-K/A filed on May 11, 2000, and Current Reports on Form 8-K, filed July 26, 2000, August 31, 2000, September 19, 2000, October 17, 2000, October
       31, 2000, February 23, 2001 and March 16, 2001, as amended on Form 8-K/A filed on March 27, 2001;

     - Proxy Statement on Schedule 14A, filed March 9, 2001, as amended March 20, 2001;

     - Proxy Statement on Schedule 14A, filed August 14, 2000, as amended September 1, 2000;

     - Registration Statement on Form S-4, filed August 29, 2000, as amended September 28, 2000 and October 11, 2000; and

     - The description of the common stock contained in our Registration Statement on Form 8-A, as filed on June 9, 1999 with the SEC. Exhibit
       3.03 filed with this Form 8-A has been superseded by Exhibit 3.01 filed with our Registration Statement on Form S-4 filed on October 11, 2000.
       Exhibit 3.04 filed with this Form 8-A has been superseded by Exhibit 3.03 filed with our Quarterly Report on Form 10-Q for the quarter ended March 31, 2000.

     Please note that as of the date of this filing, the most current presentation of our financial statements for our fiscal year ended 1999, including the notes to these consolidated financial statements, is included in our Annual Report on Form 10-K for the year ended December 31, 2000 filed on March 15, 2001.

     You may request a copy of these filings at no cost, by writing or telephoning us at our principal office at the following address:

       Quokka Sports, Inc.
       Attn: Corporate Secretary
       525 Brannan Street, Ground Floor
       San Francisco, CA 94107
       (415) 908-3800

     This prospectus is part of a registration statement we filed with the SEC. You should rely only on the information incorporated by reference or provided in this prospectus and the registration statement. We have authorized no one to provide you with different information. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of the document.

                                 LEGAL MATTERS

     For the purpose of this offering, Cooley Godward LLP, San Francisco, California, is giving an opinion as to the validity of the common stock offered by this prospectus.

                                    EXPERTS

     The financial statements incorporated in this Registration Statement on Form S-3 by reference to the Annual Report on Form 10-K for the year ended December 31, 2000 have been so incorporated in reliance on the report (which contains an explanatory paragraph relating to the Company's ability to continue as a going concern as described in Note 1 to the financial statements) of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the costs and expenses, all of which will be paid by us, in connection with the distribution of our common stock being registered. All amounts are estimated, except the SEC registration fee:

SEC registration fee........................................  $ 2,376
Accounting fees.............................................    5,000
Legal fees and expenses.....................................    5,000
Miscellaneous...............................................    1,000
Printing and engraving......................................    5,000
  Total.....................................................  $18,376

     We will pay all fees and expenses associated with filing this registration statement.

ITEM 15. INDEMNIFICATION OF OFFICERS AND DIRECTORS.

     As permitted by Section 145 of the Delaware General Corporation Law, our Bylaws provide that (i) we are required to indemnify our directors and executive officers to the fullest extent permitted by the Delaware General Corporation Law, (ii) we may, in our discretion, indemnify other officers, employees and agents as set forth in the Delaware General Corporation Law, (iii) to the fullest extent permitted by the Delaware General Corporation Law, we are required to advance all expenses incurred by our directors and executive officers in connection with a legal proceeding (subject to certain exceptions),
(iv) the rights conferred in our Bylaws are not exclusive, (v) we are authorized to enter into indemnification agreements with our directors, officers, employees and agents and (vi) we may not retroactively amend the Bylaws provisions relating to indemnity.

     We have entered into agreements with our directors and executive officers that require us to indemnify such persons against expenses, judgments, fines, settlements and other amounts that such person becomes legally obligated to pay (including expenses of a derivative action) in connection with any proceeding, whether actual or threatened, to which any such person may be made a party by reason of the fact that such person is or was our director or officer or any of our affiliated enterprises, provided such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to our best interests. The indemnification agreements also set forth certain procedures that will apply in the event of a claim for indemnification thereunder.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

EXHIBIT
NUMBER                      DESCRIPTION OF DOCUMENT
-------                     -----------------------
 4.1(1)   Amended and Restated Certificate of Incorporation.
 4.2(2)   Amended and Restated Bylaws.
 4.3(3)   Certificate of Designation of 7.0% Series A Senior
          Convertible Preferred Stock.
 4.3(4)   Note Purchase Agreement dated September 15, 2000.
 4.4(3)   Restructuring Agreement dated February 22, 2001.
 4.5(3)   Form of Amended 7.0% Convertible Promissory Note, Series A-1
          issued by Quokka Sports, Inc.
 4.6(4)   Form of Common Stock Purchase Warrant dated September 15,
          2000 issued by Quokka Sports, Inc.
 4.7(4)   Amended and Restated Investors' Rights Agreement dated
          September 15, 2000.
 5.1      Opinion of Cooley Godward LLP.
23.1      Consent of PricewaterhouseCoopers LLP.
23.2      Consent of Cooley Godward LLP (reference is made to Exhibit
          5.1).
24.1      Power of Attorney. Reference is made to the signature page.

-------------------------
(1) Previously filed as an annex or exhibit to Quokka's registration statement on Form S-4 filed on October 11, 2000.

(2) Previously filed as an exhibit to Quokka's report on Form 10-Q filed on May 15, 2000.

(3) Previously filed as an exhibit to Quokka's current report on Form 8-K dated February 22, 2001 filed on February 23, 2001.

(4) Previously filed as an exhibit to Quokka's current report on Form 8-K dated September 15, 2000 filed on September 19, 2000.

ITEM 17. UNDERTAKINGS.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers, and controlling persons pursuant to the provisions described in Item 14 or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by one of our directors, officers, or controlling persons in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     We further undertake:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

          (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

          (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of a prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

          (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the registration statement is on Forms S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Securities and Exchange Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     We hereby undertake that, for purposes of determining any liability under the Securities Act of 1933, each filing of our annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Francisco, State of California, on the 30 day of March, 2001.

                                          QUOKKA SPORTS, INC.

                                          By:    /s/ ALVARO J. SARALEGUI
                                            ------------------------------------
                                                    Alvaro J. Saralegui
                                               President and Chief Executive
                                                           Officer

                               POWER OF ATTORNEY

     KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Alan S. Ramadan, Alvaro J. Saralegui and Richard H. Williams, or any of them, each with the power of substitution, his attorney-in-fact, to sign any amendments to this Registration Statement (including post-effective amendments), with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

                      SIGNATURE                                     TITLE                    DATE
                      ---------                                     -----                    ----
               /s/ ALVARO J. SARALEGUI                       President and Chief        March 30, 2001
-----------------------------------------------------       Executive Officer and
                 Alvaro J. Saralegui                         Director (Principal
                                                             Executive Officer)

               /s/ G. MICHAEL NOVELLY                      Vice President, Finance      March 30, 2001
-----------------------------------------------------     (Principal Financial and
                 G. Michael Novelly                          Accounting Officer)

                 /s/ ALAN S. RAMADAN                      Chairman of the Board of      March 30, 2001
-----------------------------------------------------             Directors
                   Alan S. Ramadan

               /s/ RICHARD H. WILLIAMS                   Vice Chairman of the Board     March 30, 2001
-----------------------------------------------------           of Directors
                 Richard H. Williams

                                                                  Director
-----------------------------------------------------
                 John Bertrand, A.M.

                /s/ BARRY M. WEINMAN                              Director              March 30, 2001
-----------------------------------------------------
                  Barry M. Weinman

                /s/ WALTER W. BREGMAN                             Director              March 30, 2001
-----------------------------------------------------
                  Walter W. Bregman

              /s/ FRANK A. DANIELS, III                           Director              March 30, 2001
-----------------------------------------------------
                Frank A. Daniels, III

                                 EXHIBIT INDEX

EXHIBIT
NUMBER                     DESCRIPTION OF DOCUMENT
-------                    -----------------------
 4.1(1)  Amended and Restated Certificate of Incorporation.
 4.2(2)  Amended and Restated Bylaws.
 4.3(3)  Certificate of Designation of 7.0% Series A Senior
         Convertible Preferred Stock.
 4.3(4)  Note Purchase Agreement dated September 15, 2000.
 4.4(3)  Restructuring Agreement dated February 22, 2001.
 4.5(3)  Form of Amended 7.0% Convertible Promissory Note, Series A-1
         issued by Quokka Sports, Inc.
 4.6(4)  Form of Common Stock Purchase Warrant dated September 15,
         2000 issued by Quokka Sports, Inc.
 4.7(4)  Amended and Restated Investors' Rights Agreement dated
         September 15, 2000.
 5.1     Opinion of Cooley Godward LLP.
23.1     Consent of PricewaterhouseCoopers LLP.
23.2     Consent of Cooley Godward LLP (reference is made to Exhibit
         5.1).
24.1     Power of Attorney. Reference is made to the signature page.

-------------------------
(1) Previously filed as an annex or exhibit to Quokka's registration statement on Form S-4 filed on October 11, 2000.

(2) Previously filed as an exhibit to Quokka's report on Form 10-Q filed on May 15, 2000.

(3) Previously filed as an exhibit to Quokka's current report on Form 8-K dated February 22, 2001 filed on February 23, 2001.

(4) Previously filed as an exhibit to Quokka's current report on Form 8-K dated September 15, 2000 filed on September 19, 2000.